Exhibit 99.2

PLAN OF MERGER

THIS PLAN OF MERGER is made on April 14, 2020

BETWEEN

(1)

Changyou Merger Co. Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands having its registered office at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Parent”); and

(2)

Changyou.com Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands having its registered office at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the “Company” or the “Surviving Company” and together with Parent, the “Constituent Companies”).

WHEREAS

(a)

Parent is the registered holder of a total of 70,250,000 Class B Ordinary Shares with a par value of $0.01 each in the issued share capital of the Company which represent 95.0% of the total votes exercisable at a general meeting of the Company.

(b)

Parent and the Company have agreed to merge (the “Merger”) upon the terms and subject to the conditions set forth in this Plan of Merger and in the Agreement and Plan of Merger dated as of January 24, 2020 by and among Sohu.com (Game) Limited (“Sohu Game”), Parent, and the Company, a copy of which is attached hereto as Annex 1 (the “Merger Agreement”), and in accordance with the provisions of Part XVI of the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”), pursuant to which Parent will merge with and into the Company, Parent will cease to exist, and the Company will continue as the surviving company in the Merger.

(c)

This Plan of Merger is made in accordance with section 233 of the Companies Law and approved pursuant to section 233(7) of the Companies Law, whereby the shareholders of Parent and the Company are not required to approve this Plan of Merger by reason of the Company being a subsidiary company (as defined in section 232 of the Companies Law) of Parent.

IT IS AGREED

1.	DEFINITIONS AND INTERPRETATION

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement.

2.	CONSTITUENT COMPANIES DETAILS:

(a)	The Constituent Companies (as defined in the Companies Law) to the Merger are Parent and the Company.

(b)	The surviving company (as defined in the Companies Law) is the Company, which shall continue to be named Changyou.com Limited.

(c)

The registered office of Parent is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The registered office of the Company is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The registered office of the Surviving Company will be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(d)

Immediately prior to the Effective Time, the authorized share capital of Parent was $2,977,400 divided into 297,740,000 ordinary shares consisting of (i) 200,000,000 Class A ordinary shares of a par value of $0.01 each (“Parent Class A ordinary shares”) and (ii) 97,740,000 Class B ordinary shares of a par value of $0.01 each (“Parent Class B ordinary shares”), of which (A) no Parent Class A ordinary shares were issued and outstanding, and (B) 70,250,000 Parent Class B ordinary shares, all of which are held by Sohu Game, were issued and outstanding.

(e)

Immediately prior to the Effective Time, the authorized share capital of the Company was $2,977,400 divided into 297,740,000 Shares consisting of (i) 200,000,000 Class A Ordinary Shares of a par value of $0.01 each and (ii) 97,740,000 Class B Ordinary Shares of a par value of $0.01 each, of which (A) 36,965,238 Class A Ordinary Shares were issued and outstanding, and (B) 70,250,000 Class B Ordinary Shares, all of which are held by Parent, were issued and outstanding.

(f)

At the Effective Time the authorised share capital of the Surviving Company shall be $2,977,400 divided into 297,740,000 Shares consisting of (i) 200,000,000 Class A Ordinary Shares of a par value of $0.01 each and (ii) 97,740,000 Class B Ordinary Shares of a par value of $0.01 each, of which 1,500,000 Class A Ordinary Shares and 70,250,000 Class B Ordinary Shares shall be in issue credited as fully paid.

3.	EFFECTIVE TIME

The Merger shall take effect on April 17, 2020 (the “Effective Time”).

4.	SHARE RIGHTS

(a)	At the Effective Time:

(i)

1,500,000 Class A Ordinary Shares in the Company that were, immediately prior to the Effective Time, held by Sohu.com Limited shall be converted into 1,500,000 Class A Ordinary Shares of the Surviving Company;

(ii)

all 70,250,000 Class B Ordinary Shares held by Parent that were issued and outstanding immediately prior to the Effective Time shall be converted into 70,250,000 Class B Ordinary Shares of the Surviving Company, all of which shall be registered in the name of Sohu Game, being the sole shareholder of Parent immediately prior to the Effective Time;

(iii)

each Class A Ordinary Share in the Company issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, shall be cancelled in exchange for the right to receive $5.40 in cash per Class A Ordinary Share without interest;

(iv)

all 70,250,000 Parent Class B ordinary shares held by Sohu Game that were issued and outstanding immediately prior to the Effective Time shall be cancelled in connection with the Merger and the receipt by Sohu Game of 70,250,000 Class B Ordinary Shares of the Surviving Company as described in sub-paragraph (ii) above (with the understanding that Parent will cease to exist as a result of the Merger); and

(v)

other than the Class A Ordinary Shares in the Company held by Sohu.com Limited and the Class B Ordinary Shares in the Company held by Parent, which shall be converted in accordance with sub-paragraphs (i) and (ii) above, all other Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled for nil consideration.

(b)

The rights and restrictions attaching to the shares in the Surviving Company at and after the Effective Time shall be as set out in the Memorandum and Articles of Association of the Surviving Company in the form attached hereto as Annex 2.

5.	MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of Association in the form attached hereto as Annex 2 shall be the Memorandum and Articles of Association of the Surviving Company at and after the Effective Time.

6.	PROPERTY

At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities, and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

7.	DIRECTOR OF THE SURVIVING COMPANY

(a)	The name and address of the sole director of the Surviving Company (as defined in the Companies Law) are:

NAME	ADDRESS

Yanfeng Lyu	Level 18, Sohu.com Media Plaza Block 3, No. 2 Kexueyuan South Road Haidian District Beijing 100190 People’s Republic of China

(b)	No director of either Constituent Company will be paid any amounts or receive any benefits consequent upon the Merger.

8.	SECURED CREDITORS

(a)	The Company has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger.

(b)	Parent has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger.

9.	TERMINATION

At any time prior to the Effective Time, this Plan of Merger may be terminated or amended by the Boards of Directors of both Parent and the Company.

10.	APPROVAL AND AUTHORIZATION

This Plan of Merger has been approved by the Boards of Directors of both Parent and the Company pursuant to section 233(7) of the Companies Law.

11.	COUNTERPARTS

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

12.	GOVERNING LAW

This Plan of Merger and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Changyou Merger Co. Limited:	)	/s/ Yanfeng Lyu
)
	)	Director
)
	)	Name:	Yanfeng Lyu
)
)

SIGNED for and on behalf of Changyou.com Limited:	)	/s/ Xiao Chen
)
	)	Director
)
	)	Name:	Xiao Chen
)
)

ANNEX 1

AGREEMENT AND PLAN OF MERGER

Execution Version

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of January 24, 2020, is made by and among Sohu.com (Game) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Sohu Game”); Changyou Merger Co. Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Sohu Game (“Parent”); and Changyou.com Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company ”). Sohu Game, Parent and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.” All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 1.01 or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise.

RECITALS

WHEREAS, the Parties wish to effect a business combination through a short-form merger of the Parent with and into the Company in accordance with section 233(7) of the Companies Law, with the Company being the surviving company and becoming an indirect wholly-owned subsidiary of Sohu.com Limited, a Cayman Islands company of which Sohu Game is an indirect wholly-owned subsidiary (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee established by the Company Board (the “Special Committee”), has (a) determined that the execution by the Company of this Agreement and the Plan of Merger and consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), are fair to and in the best interests of the Company and its shareholders (other than the Rollover Shareholders, as defined below) and (b) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger;

WHEREAS, the sole director of each of Sohu Game and Parent has (a) approved the execution, delivery and performance by Sohu Game and Parent, respectively, of this Agreement, the Plan of Merger and the consummation of the Merger and the other Transactions and (b) declared it advisable for Sohu Game and Parent, respectively, to enter into this Agreement and to consummate the Merger and the other Transactions and for Parent to enter into the Plan of Merger; and

WHEREAS, Sohu Game, Parent and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Article I. Definitions and Interpretation

Section 1.01 Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided, that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition and the definition of “Subsidiary” or “Subsidiaries,” “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise.

“business days” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, the Hong Kong Special Administrative Region, or the People’s Republic of China are authorized by law or executive order to be closed.

“Class A Ordinary Shares” means the shares of the Company that are designated as “Class A ordinary shares,” with a par value of $0.01 per share, and as the context may require also refers, after the Effective Time of the Merger, to the Class A ordinary shares with a par value of $0.01 per share of the Surviving Company.

“Class B Ordinary Shares” means the shares of the Company that are designated as “Class B ordinary shares,” with a par value of $0.01 per share, and as the context may require also refers, after the Effective Time of the Merger, to the Class B ordinary shares with a par value of $0.01 per share of the Surviving Company.

“Company Equity Plans” means, collectively, the Company’s (i) 2008 Share Incentive Plan, (ii) 2014 Share Incentive Plan, and (iii) 2019 Share Incentive Plan, each as in effect on the date of this Agreement, and as they may be amended from time to time.

“Company Financial Advisor” means Houlihan Lokey (China) Limited.

“Company Governing Documents” means the Company’s Second Amended and Restated Memorandum and Articles of Association as in effect on the date of this Agreement and as they may be amended from time to time.

“Company Option” means an option to purchase Shares granted under the Company Equity Plans in accordance with the terms thereof, whether or not such option has become vested on or prior to the Closing Date.

“Confidentiality Agreement” means the confidentiality agreement, dated as of October 29, 2019 between the Company and Sohu.com Limited.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Excluded Shares” means, collectively, (a) 70,250,000 Class B Ordinary Shares held by Parent and 1,500,000 Class A Ordinary Shares held by Sohu.com Limited, (b) any other Shares held by Sohu.com Limited, Sohu Game or Parent, the Company or any of their respective Subsidiaries, and (c) Shares (including Shares represented by ADSs) held by the Depositary, the Company and the Company’s Representatives, and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to (a) the authorization, preparation, negotiation, execution and performance of this Agreement; (b) the preparation, printing, filing, and mailing/distribution of the Schedule 13E-3; (c) shareholder litigation; (d) the filing of any required notices under any applicable competition or investment Laws; (d) any filings with the SEC; (e) and all other matters related to the closing of the Merger and the other Transactions.

“Knowledge” will be deemed to be, as the case may be, the actual knowledge, following reasonable inquiry, of (a) with respect to the Company, Mr. Dewen Chen, the Company’s Chief Executive Officer; Mr. Xiaojian Hong, the Company’s Chief Operating Officer; or Mr. Yaobin Wang, the Company’s Chief Financial Officer; or (b) with respect to Sohu Game or Parent, any director or executive officer thereof.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, Order, ordinance or other pronouncement of any Governmental Entity.

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“Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets, properties, liabilities, financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, or materially delay or prevent the consummation of the Merger and the other Transactions; provided, however, that no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) conditions (or changes therein) that are the result of factors generally affecting any industry or industries in which the Company operates; (b) general economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, including changes in interest or exchange rates; (c) any change in GAAP or interpretation thereof; (d) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, or other change in any applicable Law of or by any Governmental Entity; (e) any actions taken, or the failure to take any action, as required by the terms of this Agreement or at the request or with the consent of Sohu Game or Parent and any Effect directly attributable to the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), and any adverse change in customer, employee (including employee departures), supplier, financing source, lessee, licensor, licensee, sub-licensee, shareholder, joint venture partner or similar relationship resulting therefrom; (f) decline in the price or trading volume of the Shares and/or ADSs; (g) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); (h) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, earthquakes, tornados, hurricanes, or other weather conditions or natural calamities or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement; and (i) any reduction in the credit rating of the Company or its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such reduction or any consequences resulting from such reduction that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account), provided that if any Effect described in clauses (a), (b), (c), (d), and (h) has had a materially disproportionate adverse impact on the Company relative to other companies of comparable size to the Company operating in the industry or industries in which the Company operates, then the incremental impact of such event shall be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Outside Date” means July 23, 2020.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint share company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement only shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Representatives” means, when used with respect to Sohu.com Limited, Sohu Game, Parent or the Company, the directors, officers, financing sources, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Sohu.com Limited, Sohu Game, Parent or the Company, as applicable, and their respective Subsidiaries.

“Rollover Shareholders” means Sohu.com Limited and Parent.

“SEC” refers to the Securities and Exchange Commission.

“Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares and/or any one of them as the context may require.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, (a) of which (i) at least a majority of the outstanding shares of equity capital, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (ii) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership; or (b) which is a consolidated variable interest entity (“VIE”) of such Person under GAAP.

“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

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Section 1.02 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“ADS” and “ADSs”	Section 3.01(b)

“Agreement”	Preamble

“Arbitrator”	Section 10.08(b)

“Base Premium”	Section 7.04(d)

“Closing”	Section 2.02

“Closing Date”	Section 2.02

“Companies Law”	Section 2.01

“Company”	Preamble

“Company Board”	Recitals

“Company Equity Interests”	Section 4.02(a)

“Company Group”	Section 9.02(b)

“Company Termination Fee”	Section 9.02(b)

“Competing Proposal”	Section 6.02(d)

“Competition Laws”	Section 4.05

“Covered Persons”	Section 7.04(a)

“Deposit Agreement”	Section 3.05

“Depositary”	Section 3.05

“Disclosure Letter”	Article IV Preamble

“Effective Time”	Section 2.03

“Enforceability Exceptions”	Section 4.03

“Exchange Act”	Section 2.03

“Financial Statements”	Section 4.06(b)

“Financing”	Section 5.05(a)

“Financing Commitment”	Section 5.05(a)

“GAAP”	Section 4.06(b)

“Governmental Entity”	Section 4.05

“HKIAC”	Section 10.08(b)

“HKIAC Rules”	Section 10.08(b)

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“Indemnification Agreements”	Section 7.04(a)

“Intervening Event”	Section 6.02(g)

“Intervening Event Termination”	Section 6.02(g)

“Legal Proceeding”	Section 5.06

“Merger”	Recitals

“Merger Consideration”	Section 3.02(a)

“Merger Consideration Fund”	Section 3.02(a)

“NASDAQ”	Section 4.02(a)

“Non-Required Remedy”	Section 7.02(e)

“Option Consideration”	Section 3.03(a)

“Parent”	Preamble

“Parent Termination Fee”	Section 9.02(b)

“Party” and “Parties”	Preamble

“Paying Agent”	Section 3.02(a)

“Per ADS Merger Consideration”	Section 3.01(b)

“Per Share Merger Consideration”	Section 3.01(a)

“Plan of Merger”	Section 2.03

“Schedule 13E-3”	Section 6.03

“SEC Documents”	Section 4.06(a)

“Securities Act”	Section 4.06(a)

“Share Certificates”	Section 3.02(b)(i)

“Sohu Game”	Preamble

“Sohu Game Group”	Section 9.02(b)

“Superior Proposal”	Section 6.02(f)

“Special Committee”	Recitals

“Surviving Company”	Section 2.01

“Transaction Litigation”	Section 7.07

“Transactions”	Recitals

“Uncertificated Shares”	Section 3.02(b)(i)

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Section 1.03 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) references herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof;

(j) references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(k) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(l) any item shall be considered “made available” to Sohu Game or Parent, to the extent such phrase appears in this Agreement, if such item has been provided in writing (including via electronic mail) to such Party, posted by the Company or its Representatives in the electronic data room established by the Company or, in the case of any documents filed with the SEC, filed by the Company with the SEC at least two business days prior to the date hereof; and

(m) The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Article II. The Merger

Section 2.01 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”), at the Effective Time Parent shall be merged with and into the Company through a statutory short-form merger in accordance with section 233(7) of the Companies Law, pursuant to which no special resolution (and no ordinary resolution) of the shareholders of the Company is required if a copy of the Plan of Merger is given to every shareholder of the Company. Upon the Merger, Parent will cease to exist, with the Company being the surviving company resulting from the Merger (the Company, as the surviving company, sometimes being referred to herein as the “Surviving Company”), such that following the Merger, the Surviving Company will be an indirect wholly-owned subsidiary of Sohu.com Limited, which is the ultimate 100% parent of Sohu Game.

Section 2.02 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 AM, New York time, at the New York offices of Goulston & Storrs PC on no later than the fifth (5th) business day after the satisfaction or waiver of the last of the conditions set forth in Article VIII to be satisfied or, if permissible, waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if applicable, waiver of such conditions at the Closing), or at such other date or place as is agreed to in writing by the Company and Sohu Game. The date on which the Closing actually takes place is referred to as the “Closing Date.”

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Section 2.03 Effective Time. On the Closing Date, the Company and Parent shall (a) cause the plan of merger with respect to the Merger (the “Plan of Merger”), substantially in form of Exhibit A hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands as provided by section 233 of the Companies Law; and (b) make any other filings, recordings or publications required to be made by the Company or Parent under the Companies Law in connection with the Merger. The Merger shall become effective on the date specified in the Plan of Merger (such date being hereinafter referred to as the “Effective Time”). The Effective Time of the Merger shall occur as promptly as practicable after no less than 20 days following the date the Schedule 13E-3 is first mailed/distributed to the Company’s shareholders, or such later date as may be required to comply with Rule 13e-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and all other applicable laws.

Section 2.04 Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in the Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities, and privileges of each of the Company and Parent shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Company and Parent, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts, and liabilities of each of the Company and Parent.

Section 2.05 Directors and Officers. The Parties hereto shall take all actions necessary so that (a) the directors of Parent immediately prior to the Effective Time shall be the initial directors of the Surviving Company upon the Effective Time, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company upon the Effective Time, in each case, unless otherwise determined by Sohu Game prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

Section 2.06 Governing Documents. Without any further action on the part of the Parties hereto, the memorandum and articles of association in the form of Annex 2 to the Plan of Merger attached hereto shall be the memorandum and articles of the Surviving Company at the Effective Time.

Section 2.07 No Shareholder Vote. Each of the Parties hereto acknowledges and agrees that, because the Merger is a short-form merger under section 233(7) of the Companies Law, no vote of the shareholders of the Company is required to approve this Agreement, the Plan of Merger, or the Merger, and that no such vote will be held.

Section 2.08 No Dissenter’s Rights. Each of the Parties hereto acknowledges and agrees that, because no vote of the shareholders of the Company to approve this Agreement, the Plan of Merger, or the Merger is required and no such vote will be held, holders of the Shares, including Shares represented by ADSs, will not be able to exercise dissenters’ rights under section 238 of the Companies Law.

Article III. Treatment of Securities

Section 3.01 Treatment of Shares and ADSs. At the Effective Time, by virtue of the Merger and the other Transactions, and without any action on the part of Sohu Game, Parent, the Company, or the holders of any securities of the Company:

(a) Treatment of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Shares represented by ADSs) shall be cancelled in exchange for the right to receive $5.40 in cash per Share without interest (subject to adjustment pursuant to Section 3.01(d)) (the “Per Share Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any such Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration therefor upon the surrender of such Share in accordance with Section 3.02, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

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(b) Treatment of American Depositary Shares. Each American Depositary Share, each of which represents two Class A Ordinary Shares (each, an “ADS” and collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, shall be cancelled in exchange for the right to receive $10.80 in cash per ADS without interest (subject to adjustment pursuant to Section 3.01(d)) (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; provided that in the event of any conflict between this Agreement and the Deposit Agreement, provisions in this Agreement shall apply. The Per ADS Merger Consideration shall be paid to the Depositary (in consideration for the cancellation of the Class A Ordinary Shares underlying the ADSs) and distributed by the Depositary to the holder of such ADSs. From and after the Effective Time, all such ADSs (and such underlying Class A Ordinary Shares) shall no longer be outstanding and shall be automatically cancelled and retired, and shall cease to exist, and each holder of any such ADSs shall cease to have any rights with respect thereto, except the right to receive the Per ADS Merger Consideration therefor upon the surrender of such ADS in accordance with Section 3.02, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(c) Treatment of Class B Ordinary Shares Held by Parent and Treatment of Class A Ordinary Shares Held by Sohu.com Limited; Treatment of Excluded Shares.

(i) All 70,250,000 Class B Ordinary Shares in the Company held by Parent that are issued and outstanding immediately prior to the Effective Time shall be converted into 70,250,000 Class B Ordinary Shares of the Surviving Company, all of which shall be registered in the name of Sohu Game.

(ii) All 1,500,000 Class A Ordinary Shares in the Company held by Sohu.com Limited immediately prior to the Effective Time shall be converted into 1,500,000 Class A Ordinary Shares of the Surviving Company.

(iii) All 70,250,000 Class B ordinary shares of Parent held by Sohu Game that were issued and outstanding immediately prior to the Effective Time shall be cancelled in connection with the Merger and the receipt by Sohu Game of 70,250,000 Class B Ordinary Shares of the Surviving Company as described in sub-paragraph (i) above.

(iv) Other than the Class A Ordinary Shares in the Company held by Sohu.com Limited and the Class B Ordinary Shares in the Company held by Parent, which shall be converted in accordance with sub-paragraphs (i) and (ii) above, all other Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled for nil consideration at the Effective Time.

(d) Adjustment to Merger Consideration. The Per Share Merger Consideration and Per ADS Merger Consideration, as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Shares or ADSs, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares or ADSs, as applicable, effectuated after the date hereof and prior to the Effective Time, so as to provide the holders of Shares or ADSs, as applicable, with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable.

Section 3.02 Payment for Securities; Surrender of Certificates.

(a) Merger Consideration Fund. Prior to the Effective Time, Sohu Game shall select and appoint a bank or trust company to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 3.01(a), Section 3.01(b), and Section 3.03(a) (collectively, the “Merger Consideration”). At or prior to the Effective Time, Sohu Game shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares) and ADSs, cash in immediately available funds in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Merger Consideration Fund”).

(b) Procedures for Surrender.

(i) Promptly following the Effective Time, the Surviving Company shall cause the Paying Agent to mail (and make available for collection by hand) to each person who was, immediately prior to the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.01(a): (x) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands, and shall specify the manner in which the delivery of the Per Share Merger Consideration to registered holders of Shares shall be effected), and (y) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.02(e)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required to receive the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(e)) for cancellation or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of such Shares shall be entitled to receive in exchange therefor the Per Share Merger Consideration payable in respect of such Shares, and the Share Certificates so surrendered shall forthwith be cancelled.

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(ii) Prior to the Effective Time, Sohu Game and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the Per ADS Merger Consideration payable in respect of the number of ADSs issued and outstanding immediately prior to the Effective Time, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with the cancellation of their ADSs (and the underlying Shares). The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with the distribution of the Per ADS Merger Consideration to ADS holders and the termination of the ADS program or facility (other than the ADS cancellation fee, which shall be payable in accordance with the Deposit Agreement).

(iii) If payment of Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Share Certificate is registered, it shall be a condition precedent of payment that (A) the Share Certificate so surrendered shall be accompanied by a proper form of transfer, and (B) the Person requesting such payment has paid any transfer and other similar taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Share Certificate surrendered or has established to the reasonable satisfaction of the Surviving Company that such tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Uncertificated Shares shall only be made to the Person in whose name such Uncertificated Shares are registered.

(iv) Except for Shares and ADSs referred to in Section 3.01(c), until surrendered as contemplated by this Section 3.02, each Share Certificate, Uncertificated Share and ADS shall be deemed at any time from and after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article III and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares or ADSs outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares or ADSs except as otherwise provided for herein. If, after the Effective Time, Share Certificates or Uncertificated Shares or ADSs are presented to the Surviving Company or Depositary for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Merger Consideration Fund; No Liability. At any time following twelve months after the Effective Time, Sohu Game shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Merger Consideration Fund that have not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Share Certificates or Uncertificated Shares, and thereafter such holders shall be entitled to look only to the Surviving Company and Sohu Game (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time, payable upon due surrender of their Share Certificates or Uncertificated Shares and compliance with the procedures in Section 3.02(b). Notwithstanding the foregoing, none of the Surviving Company, Sohu Game or the Paying Agent shall be liable to any holder of a Share Certificate, Uncertificated Share or ADS for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Share Certificates have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Share Certificates, (upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Company, the execution of an indemnity or the posting by such holder of a bond in such reasonable and customary amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate) the applicable Merger Consideration payable in respect thereof pursuant to Section 3.01 hereof, including any dividends or other distributions with a record date prior to the Effective Time that may have been authorized by the Company and which remain unpaid at the Effective Time.

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Section 3.03 Treatment of Equity Awards.

(a) Treatment of Vested Company Options. Each Company Option granted under a Company Equity Plan that is fully vested and outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time, automatically and without action by the holder of such vested Company Option, and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Class A Ordinary Share subject to such Company Option, multiplied by (ii) the number of Class A Ordinary Shares underlying such Company Option (the “Option Consideration”), which amount shall be paid as promptly as practicable following the Effective Time by the Surviving Company; provided that, if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor.

(b) Treatment of Unvested Company Options. Each Company Option granted under a Company Equity Plan that is outstanding but is unvested prior to the Effective Time of the Merger will remain outstanding and continue to vest following the Effective Time of the Merger in accordance with the applicable Company Equity Plan and award agreement governing such Company Option in effect immediately prior to the Effective Time of the Merger, provided that the number of Class A Ordinary Shares subject to such continuing Company Option and the applicable exercise prices may be adjusted as the Company may deem necessary to cause such unvested Company Option to have substantially the same economic terms following the Effective Time as it had immediately prior to the Effective Time. In addition, the Company expects that, from time to time after the Effective Time, it may offer holders of such unvested options who remain in the employ of the Company the right to have the Company purchase such Company Options upon vesting at a price in cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Class A Ordinary Share subject to such Company Options, multiplied by (ii) the number of Class A Ordinary Shares underlying such Company Options. The Company also expects that, following the Effective Time of the Merger, it may establish and implement new cash or share-based incentive compensation programs tied to service periods and/or performance-based factors and offer to some or all of such continuing members of management and key employees the right to participate in such plans.

Section 3.04 Withholding. Each of Sohu Game, Parent, the Surviving Company, the Paying Agent and the Depositary (and any other Person that has a withholding obligation pursuant to the carrying out of this Agreement), as the case may be (without double counting), shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law. In the event that Sohu Game, the Surviving Company, Parent, the Paying Agent, or the Depositary (or any other Person that has a withholding obligation pursuant to this Agreement) determines prior to the Closing that any such deduction or withholding is required to be made from any consideration payable pursuant to this Agreement, such Person shall promptly inform the Special Committee and the other Parties hereto of such determination and provide them with a reasonably detailed explanation of such determination and the Parties hereto shall consult with each other in good faith regarding such determination. To the extent such amounts are so deducted and withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, or Company Options in respect of which such deduction and withholding was made.

Section 3.05 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the Deposit Agreement, dated April 1, 2009, between the Company, the Depositary and all owners and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

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Article IV. Representations and Warranties of the Company

The following representations and warranties by the Company are qualified in their entirety by reference to the disclosures (a) in the SEC Documents filed or furnished prior to the date hereof but excluding statements in any “Risk Factors” section or similar cautionary, predictive or forward-looking disclosure; and (b) set forth or referenced in the disclosure letter delivered by the Company to Sohu Game immediately prior to the execution of this Agreement (the “Disclosure Letter”). Subject to the foregoing, the Company represents and warrants to Sohu Game and Parent that:

Section 4.01 Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries (i) is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its organization; and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except to the extent the failure of any of the foregoing has not had or would not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had (and would not reasonably be expected to have) a Material Adverse Effect. The Company is in material compliance with the terms of the Company Governing Documents.

Section 4.02 Capitalization.

(a) The authorized share capital of the Company is $2,977,400 divided into 297,740,000 Shares, consisting of (i) 200,000,000 Class A Ordinary Shares; and (ii) 97,740,000 Class B Ordinary Shares. As of the date hereof, (A) 39,735,112 Class A Ordinary Shares are issued and outstanding (including 2,769,874 Class A Ordinary Shares issued and outstanding, held by the Depositary, the Company and the Company’s Representatives, and reserved for issuance, settlement and allocation upon exercise or vesting of outstanding Company Options) and (B) 70,250,000 Class B Ordinary Shares are issued and outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Except for Company Options to acquire 5,011,000 Class A Ordinary Shares outstanding under the Company Equity Plans, and except for the VIE Contracts, there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any shareholder rights plan, relating to the issued or unissued capital shares of the Company, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of (or other equity interest in) the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other similar right, agreement, arrangement or commitment (collectively, “Company Equity Interests”); or (y) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any shares of (or other Company Equity Interests in) the Company or any of its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any of its Subsidiaries. Section 4.02(a) of the Disclosure Letter sets forth information with respect to each outstanding Company Option, including a description of the holders thereof, the number of Shares subject to such awards, the vesting schedule applicable to each such award that is not fully vested as of the date hereof, and the exercise price thereof. The Company has delivered to Sohu Game, prior to the execution of this Agreement, true and complete copies of forms of award agreements with respect to Company Options. Each Company Option was granted in all material respects in accordance with the terms and conditions of the relevant Company Equity Plan and in compliance with the rules and regulations of The Nasdaq Global Select Market (“NASDAQ”). All Shares to be issued in connection with the Company Options, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b) Except for VIE contracts, there are no voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the Shares or any shares of (or other equity interest in) the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares or other Company Equity Interests. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with shareholders of the Company on any matters related to the Company.

Section 4.03 Authorization; Validity of Agreement; Company Action. The Company has all necessary power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, have been duly and validly authorized by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger, and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and (assuming due and valid authorization, execution and delivery hereof by Sohu Game and Parent) is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally; and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) ((a) and (b) collectively, the “Enforceability Exceptions”).

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Section 4.04 Board Approval. The Company Board, acting upon the unanimous recommendation of the Special Committee, has (a) determined that the execution by the Company of this Agreement and the Plan of Merger and the consummation of the Merger and the other Transactions are fair to, and in the best interests of, the Company and its shareholders (other than the Rollover Shareholders); (b) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger; and (c) taken all actions as may be required to enter into this Agreement and, as of the Closing Date, shall have taken all actions as may be required to be taken by the Company to effect the Transactions, including completion of the Merger as of the Effective Time.

Section 4.05 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the Company Governing Documents or the comparable organizational or governing documents of any of its Subsidiaries; (b) require any filing by the Company or any of its Subsidiaries with (or the obtaining of any permit, authorization, consent or approval of) any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (whether foreign, federal, state, local or supranational) or any self-regulatory or quasi-governmental authority (each, a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the Exchange Act; (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Law; (iii) filing, permits, authorizations, consents and approvals as may be required under any applicable competition Law or applicable investment Law (collectively, “Competition Laws”); (iv) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Merger, including (A) the joining of the Company in the filing of the Schedule 13E-3, and (B) the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the staff of the SEC, if any, on the Schedule 13E-3; (v) such filings as may be required under the rules and regulations of NASDAQ in connection with this Agreement or the Merger; or (vi) such filings as may be required in connection with state and local transfer taxes); (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any agreement to which the Company or any Subsidiary is a party; or (d) violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings, or (z) any such modifications, violations, rights, impositions, breaches or defaults, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect or a material adverse effect on the ability of the Company to consummate the Merger and the other Transactions.

Section 4.06 SEC Documents and Financial Statements.

(a) The Company has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed with or furnished (as applicable) to the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2018 under the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such forms, reports, schedules, statements and documents and any other forms, reports, schedules, statements and documents filed by the Company with the SEC, as have been amended since the time of their filing, collectively, the “SEC Documents”). As of their respective filing dates and except to the extent corrected by a subsequent SEC Document, the SEC Documents (i) did not contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect; and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.

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(b) All of the audited and unaudited financial statements of the Company included (or incorporated by reference) in the SEC Documents (including the related notes and schedules thereto) (collectively, the “Financial Statements”), (i) were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (ii) fairly presented (except as may be indicated in the notes thereto) in all material respects, the financial position and the results of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods then ended (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c) As of the date hereof, the Company has not received any comments from the staff of SEC with respect to any of the SEC Documents that remain unresolved, nor has it received any inquiry or information request from the staff of the SEC as of the date of this Agreement as to any matters affecting the Company that has not been adequately addressed.

Section 4.07 Absence of Certain Changes. Except as contemplated by this Agreement, since January 1, 2019 through the date hereof, (a) the Company has conducted its business in the ordinary course consistent with past practice in all material respects, and (b) (i) no Effects have occurred which, individually or in the aggregate, have had (or would reasonably be expected to have) a Material Adverse Effect and (ii) there has not been any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries.

Section 4.08 Information in the Schedule 13E-3. None of the information supplied or to be supplied in writing by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Schedule 13E-3 will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent relating to the Company or any of its Subsidiaries or other information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder. The representations and warranties contained in this Section 4.08 will not apply to statements or omissions included in the Schedule 13E-3 to the extent based upon information supplied to the Company by or on behalf of Sohu Game or Parent.

Section 4.09 Opinion of Financial Advisors. The Special Committee has received the opinion of the Company Financial Advisor to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares and ADSs, as applicable, is fair, from a financial point of view, to such holders.

Section 4.10 Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Company Financial Advisor), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger or the other Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.11 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Sohu Game or Parent in connection with the Transactions. The Company hereby disclaims any other express or implied representations or warranties. The Company is not, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking information or statements of the Company or any of its Subsidiaries.

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Article V. Representations and Warranties of Sohu Game and Parent

Sohu Game and Parent, jointly and severally, represent and warrant to the Company that:

Section 5.01 Organization and Qualification; Subsidiaries. Each of Sohu Game and Parent (i) is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted. Each of Sohu Game and Parent is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Merger.

Section 5.02 Parent. As of the date of this Agreement all of the issued and outstanding share capital of Parent is, and immediately prior to the Effective Time will be, owned by Sohu Game, free and clear of any lien other than liens that would not reasonably be expected to (individually or in the aggregate) prevent, delay or impede or impair the ability of Sohu Game or Parent to consummate the Merger and the other Transactions. Parent was formed solely for the purpose of engaging in the Transactions, and has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 5.03 Authorization; Validity of Agreement; Sohu Game Action. Each of Sohu Game and Parent has all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by each of Sohu Game and Parent of this Agreement, and the consummation by it of the Merger and the other Transactions, have been duly and validly authorized by the respective sole directors of Sohu Game and Parent, and no other corporate action on the part of Sohu Game or Parent is necessary to authorize the execution and delivery by Sohu Game and Parent of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to the filing of the Plan of Merger and other documents required by the Companies Law with the Registrar of Companies of the Cayman Islands. This Agreement has been duly executed and delivered by Sohu Game and Parent and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Sohu Game and Parent enforceable against Sohu Game and Parent in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions.

Section 5.04 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Sohu Game or Parent, the consummation by Sohu Game or Parent of the Merger or any of the other Transactions or compliance by Sohu Game or Parent with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the memorandum and articles of association of Sohu Game or Parent; (b) require any filing by Sohu Game or Parent with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act; (ii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Law; (iii) filings, permits, authorizations, consents and approvals as may be required under any applicable Competition Law; (iv) such filings with the SEC as may be required to be made by Sohu Game and Parent in connection with this Agreement and the Merger, including the filing of the Schedule 13E-3; (v) such filings as may be required under the rules and regulations of the NASDAQ in connection with this Agreement or the Merger; or (vi) such filings as may be required in connection with state and local transfer taxes); (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any agreement to which Sohu Game or Parent is a party; or (d) violate any Order or Law applicable to Sohu Game, Parent or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) where (A) any failure to obtain such permits, authorizations, consents or approvals; (B) any failure to make such filings; or (C) any such modifications, violations, rights, impositions, breaches or defaults has not had and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede or impair the ability of Sohu Game and Parent to consummate the Merger and the other Transactions.

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Section 5.05 Available Funds and Financing.

(a) Sohu Game has delivered to the Company a true and complete copy of a commitment letter, dated as of January 23, 2020, from Industrial and Commercial Bank of China Limited, Tokyo Branch (“ICBC”) (the “Financing Commitment”), pursuant to which ICBC has committed to lend to Sohu Game (the “Financing”), subject to customary conditions, an amount sufficient to fund in full the consummation of Merger and the other Transactions.

(b) As of the date hereof, (i) the Financing Commitment in the form delivered to the Company is in full force and effect and is the legal, valid and binding obligation of Sohu Game (subject to the Enforceability Exceptions) and, to the Knowledge of Sohu Game, the other parties thereto (subject to the Enforceability Exceptions); and (ii) the lending commitment of ICBC contained in the Financing Commitment has not been withdrawn or rescinded. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitment.

(c) Assuming (i) the Financing is funded in accordance with the Financing Commitment, and (ii) the satisfaction of the conditions to the obligations of Sohu Game and Parent to consummate the Merger as set forth in Section 8.01 and Section 8.02 or the waiver of such conditions, Sohu Game and Parent will have at and after the Closing funds sufficient for Parent and the Surviving Company to pay (A) the Merger Consideration (including the aggregate Option Consideration) and (B) any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Commitment contains all of the conditions precedent to the obligations of the parties thereunder, as applicable, to make the Financing available to Sohu Game or Parent on the terms and conditions therein. As of the date hereof, Sohu Game has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitment or that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Sohu Game or Parent at the time required to consummate the Merger and the other Transactions. There are no side letters or other oral or written Contracts to which Sohu Game or any of its Affiliates is a party imposing conditions upon the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Commitment.

Section 5.06 Litigation. There is no claim, action, suit, arbitration, investigation, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (each, a “Legal Proceeding”) pending (or to Sohu Game’s Knowledge, threatened) against Sohu Game or Parent that would reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Merger. Neither Sohu Game nor any of its Subsidiaries is subject to any outstanding Order which has had or would reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Merger.

Section 5.07 Brokers; Expenses. No broker, investment banker, financial advisor or other Person, other than CRP-Fanya Investment Consultants (Beijing) Limited, is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Sohu Game, Parent or any of their Subsidiaries.

Section 5.08 Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. Each of Sohu Game and Parent has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of Sohu Game and Parent has been provided access to personnel, properties, premises and records of the Company and its Subsidiaries for such purposes. Sohu Game and Parent each acknowledge and agree that, except for the representations and warranties expressly set forth in Article IV of this Agreement, (a) the Company does not make (and has not made) any representations or warranties relating to itself or its business or otherwise in connection with the Merger or the other Transactions, and Sohu Game and Parent are not relying on any representation or warranty except for those expressly set forth in this Agreement; (b) no Person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Sohu Game or Parent as having been authorized by such party; (c) any estimates, projections, predictions, forecasts, plans, budgets, assumptions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Sohu Game, Parent or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of an express representation or warranty set forth in Article IV of this Agreement; and (d) there are uncertainties inherent in attempting to make the estimates, projections, predictions, forecasts, plans, budgets and assumptions referred to in clause (c) and Sohu Game and Parent are taking full responsibility for making their own evaluation of the adequacy and accuracy of such estimates, projections, predictions, forecasts, plans, budgets and assumptions so furnished to them (including the reasonableness of the assumptions underlying such information), and that neither Sohu Game nor Parent is relying on any estimates, projections, predictions, forecasts, plans, budgets or assumptions, data, memoranda or presentations furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Sohu Game nor Parent may hold any such Person liable with respect thereto, other than for fraud in connection therewith.

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Section 5.09 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article V, none of Sohu Game, Parent or any other Person makes any express or implied representation or warranty with respect to Sohu Game, Parent or with respect to any other information provided to the Company in connection with the Transactions. Sohu Game and Parent hereby disclaim any other express or implied representations or warranties. Neither Sohu Game nor Parent is, directly or indirectly, making any representations or warranties regarding any pro-forma financial information or financial projections, to the extent applicable, or other forward-looking information or statements of Sohu Game or any of its Subsidiaries.

Section 5.10 Sohu Game Group Contracts. Other than this Agreement, the Financing Commitment, the Confidentiality Agreement, and the Share Pledge Agreement (as defined in Section 8.02(d)), there are no agreements, arrangements or understandings (whether oral or written) (i) between Sohu Game, Parent, or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any directors, officers, employees or shareholders of the Company or any Subsidiary of the Company, on the other hand, that relate in any way to the Merger or the other Transactions (other than the Deed of Release contemplated by Section 8.02(d) and Section 8.03(c) hereof and any agreements, arrangements or understandings entered into after the date hereof that solely relate to matters as of or following the Effective Time and do not in any way affect the securities of the Company outstanding prior to the Effective Time); or (ii) to which Sohu Game or Parent is a party and pursuant to which any management member, director or shareholder of the Company would be entitled to receive consideration in respect of Company Equity Interests of a different amount or nature than the consideration that is provided in this Agreement.

Article VI. Conduct of Business Pending the Merger

Section 6.01 Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.01, except (a) as expressly required by this Agreement; (b) as required by applicable Law; or (c) as consented to in writing by Sohu Game (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (i) shall (and shall cause its Subsidiaries to,) conduct its business in all material respects in the ordinary course of business and use reasonable best efforts to preserve its business organization intact, and maintain its existing relations and goodwill with customers, suppliers, distributors and creditors; (ii) shall (and shall cause its Subsidiaries to), use reasonable best efforts to, keep available the services of their current officers and key employees; and (iii) shall not (and shall not permit any of its Subsidiaries to) take any action that is intended or would reasonably be expected to, result in any of the conditions to the Merger set forth in Article VIII not being satisfied or fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder.

Section 6.02 Non-Solicit.

(a) Except as otherwise permitted by this Section 6.02, the Company shall, and shall cause each of its Subsidiaries and direct each of their respective Representatives acting in such capacity to, (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to or for the purpose of encouraging or facilitating a Competing Proposal; (ii) not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party with respect to any Competing Proposal; and (iii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, not, directly or indirectly, (A) solicit, initiate, knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to a Competing Proposal (including by way of furnishing nonpublic information with respect to the Company); (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person nonpublic information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal; (C) approve, endorse or recommend any Competing Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement or agreement in principle contemplating or otherwise relating to a Competing Proposal; or (D) propose or agree to do any of the foregoing.

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(b) Except as otherwise permitted by this Section 6.02, neither the Company Board (acting upon recommendation of the Special Committee) nor the Special Committee may take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer.

(c) The Company shall notify Sohu Game promptly (but in no event later than thirty-six (36) hours) after its receipt of any Competing Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries by any Person that informs the Company or any of its Subsidiaries that it is considering making, or has made, a Competing Proposal, or any inquiry from any Person seeking to have discussions or negotiations with the Company or any of its Subsidiaries relating to a possible Competing Proposal, or any material change to any terms of a Competing Proposal previously disclosed to Sohu Game. Such notice shall be in writing, and shall indicate the identity of the Person making the Competing Proposal, inquiry or request and all material terms and conditions of such Competing Proposal, inquiry, request or offer. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits it from providing any information to Sohu Game in accordance with this Section 6.02.

(d) As used in this Agreement, “Competing Proposal” shall mean any proposal or offer from any Person (other than Sohu Game and Parent) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; (ii) acquisition of 20% or more of the outstanding Shares (including Shares represented by ADSs); (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Shares (including Shares represented by ADSs); (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which, in the case of a merger, consolidation, share exchange or business combination, would result in any Person acquiring assets, individually or in the aggregate, constituting 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Shares involved is 20% or more; in each case, other than the Transactions.

(e) Notwithstanding the foregoing provisions of this Section 6.02, if, at any time on or after the date hereof and prior to the Closing, the Company or any of its Representatives receives an unsolicited, bona fide written Competing Proposal from any Person or group of Persons, which Competing Proposal was made or renewed on or after the date hereof and did not arise or result from a breach of this Section 6.02, (i) the Company and its Representatives may contact such Person or group of Persons solely to request clarification of the terms and conditions thereof, and (ii) if the Company Board (acting upon recommendation of the Special Committee) or the Special Committee, determines in good faith, after consultation with an independent financial advisor and outside legal counsel, that such Competing Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that the Company shall provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives as soon as reasonably practicable after providing such information to such third party, and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal, provided that the Company shall provide the Parent and Sohu Game a written notice advising the material terms and conditions of such Superior Proposal and consider in good faith any modifications or adjustments regarding this Agreement proposed by the Parent and Sohu.

(f) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Competing Proposal that the Company Board (acting upon the recommendation of the Special Committee) has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, and taking into account all legal, regulatory and other aspects of the proposal and the Person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), is more favorable to the Company and its shareholders (other than the Rollover Shareholders) than the Transactions (taking into account, as the case may be, any revisions to the terms of this Agreement proposed by Sohu Game in response to such proposal or otherwise) and is otherwise reasonably capable of being completed on the terms proposed; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%;” provided, further, that any such offer shall not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such proposal is not then fully committed to the Person making such proposal and non-contingent.

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(g) Notwithstanding any other provision of this Agreement, prior to the Closing, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee may direct the Company to terminate this Agreement (other than in response to a Superior Proposal, which shall be covered by the other provisions hereof) (such a termination, the “Intervening Event Termination”) if and only if (i) a material development or change in circumstances has occurred or arisen after the date of this Agreement that was not known to, nor reasonably foreseeable by, any member of the Special Committee as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, this Agreement (an “Intervening Event”), provided, that in no event shall the following developments or changes in circumstances constitute an Intervening Event: (x) the receipt, existence, or terms of a Competing Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Competing Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof) or (y) any change in the price, or change in trading volume, of the Class A Ordinary Shares or the ADSs (provided, however, that the exception to this clause (y) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Company Board has first reasonably determined in good faith, after consultation with outside legal counsel, that failure to do so would reasonably be expected to violate the directors’ duties under applicable Law, (iii) five (5) business days have elapsed since the Company has given notice of such Intervening Event Termination to Parent advising that it intends to take such action and specifying in reasonable detail the reasons therefor, (iv) during such five (5) business day period, the Company has considered and, if requested by Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification to the terms of this Agreement proposed by Parent, and (v) the Company Board (acting upon recommendation of the Special Committee) or the Special Committee, following such five (5) business day period, again reasonably determines in good faith, after consultation with outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by Parent, that failure to do so would reasonably be expected to violate the directors’ duties under applicable Law.

Section 6.03 Schedule 13E-3.

(a) As soon as practicable following the date hereof, the Company, Sohu Game and Parent shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Sohu Game and Parent shall use its reasonable best efforts to ensure that the Schedule 13E-3 complies in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Sohu Game and Parent shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Schedule 13E-3. Each of Sohu Game and Parent shall provide reasonable assistance and cooperation to the Company in the preparation, filing, and mailing/distribution of the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the staff of the SEC or any request from the SEC or its staff for amendments or supplements to the Schedule 13E-3, the Company shall promptly, and in any event within twenty-four (24) hours, notify Sohu Game and Parent, and shall provide Sohu Game with copies of all correspondence between the Company and its representatives, on the one hand, and the staff of the SEC, on the other hand. Prior to filing the Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Sohu Game and Parent with a reasonable period of time to review and comment on such document or response; and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Sohu Game in good faith.

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(b) Each of the Company, Sohu Game and Parent shall promptly furnish all information concerning such Party to the others as may be reasonably requested in connection with the preparation, filing, and mailing/distribution of the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions. Each of Sohu Game, Parent and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Sohu Game, Parent or the Company, as applicable, expressly for inclusion or incorporation by reference in the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares, contain any untrue statement of a material fact, or omit to state a material fact required to be made therein, or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Each of Sohu Game, Parent and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state a material fact required to be made therein, or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Sohu Game, Parent or the Company, or their respective Affiliates, officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state a material fact required to be made therein, or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Sohu Game, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon.

(c) As soon as practicable after the SEC staff confirms that it has no further comments on the Schedule 13E-3 but in any event no later than five (5) days after such confirmation, the Company shall (i) establish a record date for determining shareholders of the Company to whom the Schedule 13E-3 will be mailed/distributed (the “Record Date”) and shall not change such Record Date unless required to do so by applicable Law; (ii) mail/distribute or cause to be mailed/distributed the Schedule 13E-3 to the holders of Shares, including Shares represented by ADSs, as of the Record Date; and (iii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs to whom the Schedule 13E-3 will be mailed/distributed (the “Record ADS Holders”) and (B) provide the Schedule 13E-3 to all Record ADS Holders.

Article VII. Additional Agreements

Section 7.01 Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.01, and subject to applicable Laws, the Company shall, and shall cause each of its Subsidiaries to, upon reasonable prior written notice, give Sohu Game and its authorized Representatives, reasonable access during normal business hours to all of the Company’s contracts, books, records, analysis, projections, plans, systems, senior management, commitments, offices and other facilities and properties; provided that all such access shall be coordinated through the Company or its Representatives. The terms of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 7.01. However, the Company shall not be required to provide access to (or disclose) information, to the extent such access or disclosure would (i) jeopardize the attorney-client or similar privilege of the Company or any of its Subsidiaries; (ii) unreasonably interfere with the Company’s or any of its Subsidiaries’ business operations; (iii) contravene any applicable Law (including with respect to any competitively sensitive information, if any) or contractual restriction or obligations; or (iv) violate any of its obligations with respect to confidentiality (provided that, in the case of each of (i) through (iv), the Company shall use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including entering into appropriate common interest or similar agreements).

(b) The Company shall give prompt written notice to Sohu Game, and Sohu Game shall give prompt written notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Company or Sohu Game; (ii) of any Legal Proceeding commenced or (to any Party’s Knowledge) threatened against, such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction; or (iii) upon becoming aware of the occurrence or impending occurrence of any Effect to it or any of its Subsidiaries or Affiliates, which (A) individually or in the aggregate would (or would reasonably be expected to) prevent, materially delay or materially impede the ability of Sohu Game or Parent to consummate the Merger or the other Transactions in accordance with the terms of this Agreement, or (B) individually or in the aggregate, would or would be expected to have, a Material Adverse Effect, as the case may be. No failure or delay in delivering any such notice shall affect any of the conditions set forth in Article VIII.

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Section 7.02 Efforts; Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement, each of the Parties will use its reasonable best efforts to (i) take (or cause to be taken) all appropriate action and do (or cause to be done) all things necessary, proper or advisable under applicable Law, or otherwise to consummate and make effective the Transactions as promptly as practicable; (ii) obtain (or cause their Affiliates to obtain) from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Sohu Game or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other Transactions; and (iii) as promptly as reasonably practicable after the date hereof, make (or cause their Affiliates to make) all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Transactions under other applicable Law; provided, that the Parties will cooperate with each other in determining whether any action by or in respect of (or filing with) any Governmental Entity is required in connection with the consummation of the Merger and the other Transactions and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Sohu Game will furnish, and cause their Affiliates to furnish, to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions.

(b) The Parties will give (or will cause their respective Affiliates to give) any notices to third parties, and use (and cause their respective Affiliates to use) their reasonable best efforts to obtain any third-party consents necessary or required to consummate the Merger and the other Transactions.

(c) Without limiting the generality of anything contained in this Section 7.02, each Party will, and will cause their Affiliates to: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other Transactions; (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding; and (iii) promptly inform the other parties of any communication to or from any Governmental Entity regarding the Merger. Each Party will consult and cooperate (and will cause its Affiliates to consult and cooperate) with the other Parties and will consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each Party will permit (and will cause its Affiliates to permit) authorized Representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or Legal Proceeding.

(d) To the extent it is determined by the Parties in good faith that any filings or submissions are required to be made with respect to the Transactions under any applicable Competition Laws to any competent Governmental Entity, each of Sohu Game, Parent and the Company will (and will cause its Affiliates to) (i) make, and cooperate and coordinate with each other in the making of, such filings or submissions as promptly as practicable with or to each such competent Governmental Entity; (ii) supply each other or each other’s outside counsel with any information that may be required or requested by any such Governmental Entity in connection with such filings or submissions; (iii) supply any additional information that may be required or requested by such Governmental Entity in which any such filings or submissions are made under any such applicable Competition Laws as promptly as practicable; and (iv) use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any such applicable Competition Laws as soon as reasonably practicable.

(e) Notwithstanding the foregoing, nothing contained in this Agreement will require, or be construed to require, Sohu Game or any of its Affiliates to (and neither the Company nor any of its Subsidiaries shall) proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any of the assets, licenses, operations, rights, products or businesses held by any of them prior to the Effective Time, or any interest therein, or to agree to any material change (including through a licensing arrangement) or restriction on, or other impairment of Sohu Game’s or any of its Affiliates’ (including, after the Effective Time, the Company or its Subsidiaries) ability to own, manage or operate, any such assets, licenses, operations, rights, products or businesses, or any interest therein, or Sohu Game’s or Sohu.com Limited’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the shares of the Surviving Company (any of the actions referred to in this Section 7.02(e), a “Non-Required Remedy”).

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Section 7.03 Publicity. So long as this Agreement is in effect, neither the Company nor Sohu Game, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement, in which event such Party shall provide a reasonable opportunity to the other Party to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required to provide any such review or comment to Parent in connection with the receipt of a Competing Proposal and matters related thereto or an Intervening Event Termination; provided, further, that each Party and their respective controlled Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Sohu Game and the Company in compliance with this Section 7.03.

Section 7.04 Directors’ and Officers’ Insurance and Indemnification.

(a) Sohu Game shall, and shall cause the Surviving Company to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), honor and fulfill in all respects the obligations of the Company and each of its Subsidiaries to the fullest extent permissible under applicable Law, under the Company Governing Documents, and corresponding organizational or governing documents of such Subsidiary, in each case, as in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such Company Governing Documents, other organizational or governing documents or Indemnification Agreements (including each present and former director and officer of the Company) (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of this Agreement and the Transactions.

(b) Without limiting the provisions of Section 7.04(a), for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), Sohu Game shall, and shall cause the Surviving Company to, comply with all of the Company’s obligations to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such prior to the Effective Time, or (B) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it is ultimately determined that such Covered Person is not entitled to be indemnified. Sohu Game and the Surviving Company (x) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); (y) shall not have any obligation under this Agreement to any Covered Person to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Covered Person shall promptly refund to Sohu Game or the Surviving Company the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise); and (z) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under this Section 7.04(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

(c) For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), the organizational and governing documents of the Surviving Company shall, to the extent consistent with applicable Law, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents in effect on the date hereof (as the case may be) and shall not contain any provision to the contrary. The Indemnification Agreements with Covered Persons that survive the Merger shall continue in full force and effect in accordance with their terms.

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(d) For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), Sohu Game shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Sohu Game may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Sohu Game shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Sohu Game shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium; provided, further, if the Company in its sole discretion elects, by giving written notice to Sohu Game at least five (5) business days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects shall be comparable to such existing coverage); provided, further, that the annual premium may not exceed the Base Premium.

(e) Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Legal Proceeding which may result in the payment or advancement of any amounts under Section 7.04, the organizational and governing documents of the Company or any of its Subsidiaries, or any Indemnification Agreements, the person seeking indemnification shall promptly notify the Surviving Company to prevent the Surviving Company or any of its Subsidiaries from being materially and adversely prejudiced by late notice. The Surviving Company (or a Subsidiary nominated by it) shall have the right to participate in any such Legal Proceeding and, at its option, assume the defense of such Legal Proceeding. The person seeking indemnification shall have the right to effectively participate in the defense and/or settlement of such Legal Proceeding, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Legal Proceeding. In the event the Surviving Company (or a Subsidiary nominated by it) assumes the defense of any Legal Proceeding pursuant to this Section 7.04(e), neither the Surviving Company nor any of its Subsidiaries shall be liable to the person seeking indemnification for any fees of counsel subsequently incurred by such person with respect to the same Legal Proceeding.

(f) In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Sohu Game’s option, Sohu Game, shall assume the obligations set forth in this Section 7.04.

(g) The provisions of this Section 7.04 shall survive the consummation of the Merger. The Covered Persons (and their successors and heirs) are intended express third-party beneficiaries of this Section 7.04 and shall be entitled to enforce the provisions of this Section 7.04. All rights under this Section 7.04 are intended to be in addition to and not in substitution of other rights any Covered Persons may otherwise have.

Section 7.05 Takeover Statutes. The Parties and their respective boards of directors (or equivalent) shall use their respective reasonable best efforts (a) to take all action necessary so that no takeover, anti-takeover, moratorium, “fair price,” “control share” or any other similar Law enacted under any Laws applicable to the Company other than the Companies Law (each, a “Takeover Statute”) is or becomes applicable to the Merger or any of the other Transactions; and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to lawfully eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

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Section 7.06 Control of Operations. Without limiting any Party’s rights or obligations under this Agreement (or any Party’s rights as in effect separate and apart from this Agreement), the Parties understand and agree that (a) nothing contained in this Agreement shall give Sohu Game, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time; and (b) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 7.07 Security Holder Litigation. The Company shall promptly notify Sohu Game of any Legal Proceeding related to this Agreement, the Merger or the other Transactions threatened or brought against the Company, its directors and/or officers by security holders of the Company (“Transaction Litigation”). The Company shall provide Sohu Game a reasonable opportunity to participate, in the defense of any Transaction Litigation, including the opportunity to review material communications and participate in material meetings with opposing counsel or any Governmental Entity in connection with any Transaction Litigation. Except to the extent required by applicable Law, the Company shall not enter into any settlement agreement, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with any Transaction Litigation, without the prior written consent of Sohu Game (which consent shall not be unreasonably withheld or delayed).

Section 7.08 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Sohu Game and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the Surviving Company from NASDAQ and the deregistration of the Class A Ordinary Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.09 Financing. Subject to the terms and conditions of this Agreement, Sohu Game shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to obtain the Financing, including using reasonable best efforts, consistent with the terms of the Financing Commitment, to (i) enter into and maintain in effect a definitive loan agreement as and to the extent contemplated by the Financing Commitment, (ii) obtain the Financing on the terms and conditions described in the Financing Commitment, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding consistent with the Financing Commitment, and (iv) consummate the Financing at or prior to the Effective Time; provided, that Sohu Game may amend or modify the Financing Commitment and related definitive loan agreement so long as (A) the aggregate proceeds of the Financing (as amended or modified) will be sufficient for Sohu Game and the Surviving Company to pay (x) the Merger Consideration, (y) the aggregate Option Consideration, and (z) any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions upon the terms and conditions contemplated hereby and (B) such amendment or modification would not materially prevent, delay or impede or impair the ability of Sohu Game and Parent to consummate the Merger and the other Transactions. Notwithstanding the foregoing each of Sohu Game and Parent acknowledges and agrees that obtaining the Financing is not a condition to the Closing.

Section 7.10 Sohu.com Limited, Sohu Game, or Parent Actions. The Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including Article IV, Article VI and Article VII hereof, if the alleged breach is the proximate result of action or inaction by the Company or its Subsidiaries at the direction of Sohu.com Limited, Sohu Game, or Parent without any approval by or direction from the Company Board (acting with the concurrence of the Special Committee) or the Special Committee. Neither Sohu Game nor Parent shall be entitled to any award of damages or other remedy, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article IV to the extent Parent, Sohu Game, Sohu.com Limited or any Representative thereof that is an executive officer or director of the Company or a director of the Company designated by a Rollover Shareholder has actual knowledge of such breach or inaccuracy as of the date hereof.

Article VIII. Conditions to Consummation of the Merger

Section 8.01 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the conditions (any or all of which may be waived in whole or in part by Sohu Game, Parent and the Company, as the case may be, to the extent permitted by applicable Law) that (i) there shall be no Law, statute, rule or regulation that has been enacted or promulgated by any Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Sohu Game) which prohibits or makes illegal the consummation of the Merger and the other Transactions; (ii) there shall be no Order or injunction of a court or Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Sohu Game) in effect preventing the consummation of the Merger and the other Transactions in any material respect or imposing a Non-Required Remedy; and (iii) not less than 20 days shall have elapsed following the date when the Schedule 13E-3 was first mailed to the Company’s shareholders.

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Section 8.02 Conditions to Obligations of Sohu Game and Parent. The obligations of Sohu Game and Parent to effect the Merger are also subject to the satisfaction or waiver (in writing) by Sohu Game on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first two sentences of Section 4.02(a) of this Agreement shall be true and correct in all respects (except for de minimis inaccuracies), (ii) the representations and warranties of the Company set forth in Section 4.01, Section 4.02 (other than the first two sentences of Section 4.02(a)), Section 4.03, Section 4.04 and Section 4.10 shall be true and correct in all material respects at and as of the Closing Date, as though made at and as of the Closing Date; (iii) the representations and warranties of the Company set forth in Section 4.07(b)(i) shall be true and correct in all respects; and (iv) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct at and as of the Closing Date as though made as of the Closing Date, except (x) in the case of each of clauses (i), (ii), (iii) and (iv), representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date; and (y) in the case of sub-clause (iv), where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein), individually or in the aggregate, have not had (and would not reasonably be expected to have) a Material Adverse Effect and Sohu Game shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements or obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time, and Sohu Game shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

(d) Deed of Release. Prior to the execution of the Plan of Merger, the Company shall have executed and delivered to Parent a Deed of Release, in a form reasonably satisfactory to the Company and Parent (the “Deed of Release”), providing for the release and discharge of Parent from all obligations and liabilities to the Company (whether present, future, actual or contingent) arising under or in connection with the Share Pledge Agreement initially entered into as of October 24, 2016 by and between Sohu Game and the Company and amended by a Deed of Assignment and Novation dated as of January 13, 2020 by and among Sohu Game, Parent, and the Company (as so amended, the “Share Pledge Agreement”).

Section 8.03 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Sohu Game and Parent set forth in this Agreement shall be true and correct at and as of the Closing Date as though made as of the Closing Date, except (i) representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date; and (ii) where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” qualifier set forth therein) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede or impair the ability of Sohu Game and Parent to consummate Merger and the other Transactions; and the Company shall have received a certificate signed on behalf of Sohu Game and Parent by a duly authorized executive officer of Sohu Game and Parent to the foregoing effect.

(b) Performance of Obligations of Sohu Game and Parent. Sohu Game and Parent shall have performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Sohu Game and Parent by a duly authorized executive officer of Sohu Game and Parent to such effect.

(c) Deed of Release. Prior to the execution of the Plan of Merger, Parent shall have executed and delivered to the Company the Deed of Release.

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Section 8.04 Frustration of Closing Conditions. None of the Company, Sohu Game or Parent may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s failure to comply with this Agreement and consummate the Merger and the other Transactions as contemplated by this Agreement.

Article IX. Termination

Section 9.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below) only prior to the Effective Time and only as follows:

(a) at any time prior to the Effective Time by mutual written consent of Sohu Game and the Company (acting upon the recommendation of the Special Committee);

(b) by either Sohu Game or the Company (acting upon the recommendation of the Special Committee), prior to the Effective Time, if there has been a breach by the other Party or Parties of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (i) in the case of a breach by the Company, would result in the conditions in Section 8.02(a) or Section 8.02(b) not being satisfied; and (ii) in the case of a breach by Sohu Game or Parent, would result in the conditions in Section 8.03(a) or Section 8.03(b) not being satisfied (and in each case such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party, or (y) three (3) business days before the Outside Date); provided, however, that this Agreement may not be terminated pursuant to this Section 9.01(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(c) by either Sohu Game or the Company, if the Effective Time has not occurred by 11:59 pm, New York time on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the Effective Time not occurring on or prior to the Outside Date;

(d) by Sohu Game at any time prior to the Effective Time upon any material breach by the Company of its obligations pursuant to Section 6.02 or Section 6.03; provided such material breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) ten (10) calendar days after the receipt of notice thereof by the Company from Sohu Game, or (ii) three (3) business days before the Outside Date (provided that any such material breach of Section 6.02 that results in a Competing Proposal that is publicly disclosed shall not be curable);

(e) by either the Company or Sohu Game if a Governmental Entity of competent jurisdiction has issued a final, non-appealable Order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or other Transactions; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(e) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such Order, decree or ruling;

(f) by the Company (acting upon the recommendation of the Special Committee), as a result of a Superior Proposal under Section 6.02(e), provided that, substantially concurrently with such termination of this Agreement, the Company enters into a definitive acquisition/sale agreement to consummate such Superior Proposal, or as an Intervening Event Termination under Section 6.02(g); or

(g) by the Company if (i) all of the conditions in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has irrevocably confirmed by written notice to Sohu Game that all conditions set forth in Section 8.03 have been satisfied, or that it is willing to waive any unsatisfied condition in Section 8.03, and that the Company is ready, willing and able to complete the Merger, and (iii) Sohu Game has failed to effect the Closing within twenty (20) business days following its receipt of the written notice from the Company.

Section 9.02 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 9.01, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Sohu Game, Parent or the Company, except that the Confidentiality Agreement and Section 10.03 through Section 10.11 shall survive such termination; provided, however, nothing herein shall relieve any Party from liability for fraud or a Willful Breach of its covenants or agreements set forth in this Agreement prior to such termination (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs).

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(b) In the event that this Agreement is terminated by the Company pursuant to Section 9.01(f), the Company shall pay a termination fee to Sohu Game in the amount of $5,000,000 (the “Company Termination Fee”) as directed by Sohu Game by wire transfer of same day funds within two (2) business days after such termination;

(c) In the event that this Agreement is terminated by the Company pursuant to Section 9.01(g), Parent shall pay a termination fee in the amount of $10,000,000 (the “Parent Termination Fee”) as directed by the Company by wire transfer of same day funds within two (2) business days after such termination;

(d) Subject to Section 10.11, in the event that Sohu Game and Parent fail to effect the Closing for any reason or no reason or they otherwise breach this Agreement (other than as a result of fraud or Willful Breach) or otherwise fail to perform hereunder (other than as a result of fraud or Willful Breach), the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 9.02(c), as appropriate, shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries and all members of the Company Group against (i) Sohu Game or Parent; (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, or assignees of Sohu Game or Parent; (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Sohu Game or Parent; or (iv) any holders or future holders of any equity, share, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (clauses (i) - (iv), collectively, the “Sohu Game Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (other than as a result of fraud or Willful Breach) or failure to perform hereunder (other than as a result of fraud or Willful Breach) or other failure of the Merger or the other Transactions to be consummated (other than as a result of fraud or Willful Breach). For the avoidance of doubt, neither Sohu Game nor any other member of the Sohu Game Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions, and in no event shall the Company or any of its Subsidiaries, the direct or indirect shareholders of the Company or any of its Subsidiaries, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Sohu Game Group in connection with this Agreement or any of the Transactions, it being acknowledged, for the avoidance of doubt, that the foregoing is not intended to limit the Company’s right to equitable relief pursuant to Section 10.11.

(e) Subject to Section 10.11, Sohu Game’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 9.02(b), as appropriate, shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Sohu Game Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (other than as a result of fraud or Willful Breach), failure to perform hereunder (other than as a result of fraud or Willful Breach), or other failure of the Merger to be consummated (other than as a result of fraud or Willful Breach). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions and in no event shall any of Sohu Game, Parent or any other member of the Sohu Game Group seek, or permit to be sought, on behalf of any member of the Sohu Game Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, it being acknowledged, for the avoidance of doubt, that the foregoing is not intended to limit Sohu Game’s or Parent’s right to equitable relief pursuant to Section 10.11.

Article X. Miscellaneous

Section 10.01 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, by written agreement of the Parties by action taken (i) with respect to Sohu Game and Parent, by or on behalf of their respective sole directors; and (ii) with respect to the Company, by the Company Board (acting upon recommendation of the Special Committee). This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

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(b) At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable; (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 10.02 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.02 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.03 Expenses. All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 10.04 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by electronic mail or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by international overnight courier, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to the Company, to:

Special Committee of the Board of Directors

Changyou.com Limited

Changyou Building, Raycom Creative Industrial Park

No. 65 Bajiao East Road Shijingshan District

Beijing, 100043, People’s Republic of China

Attention: Dr. Xiao Chen

Email: chenx63@yahoo.com

and

Attention: Mr. Charles Chan

Email: cswc219@163.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

Attention: Peter X. Huang, Esq.

Email: Peter.Huang@skadden.com

if to Sohu Game or Parent, to:

c/o Sohu.com Limited

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road

Haidian District, Beijing 100190

People’s Republic of China

Attention: Ms. Joanna Lv

Email: joannalu@sohu-inc.com

33

with a copy (which shall not constitute notice) to:

Goulston & Storrs PC

400 Atlantic Avenue

Boston, MA 02110

Attention: Timothy B. Bancroft, Esq.

Email: tbancroft@goulstonstorrs.com

Section 10.05 Counterparts. This Agreement may be executed manually or electronically by email by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof has been signed by each of the Parties and delivered to the other Parties.

Section 10.06 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be amended so that until the termination of this Agreement in accordance with Section 9.01 hereof, the Parties shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 7.04 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons), this Agreement shall be binding upon and inure solely to the benefit of each Party, and neither this Agreement (including the Disclosure Letter) nor the Confidentiality Agreement is intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 10.07 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 10.08 Governing Law; Jurisdiction.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands, in respect of which the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (i) the Merger; (ii) the vesting of the undertaking, property and liabilities of Parent in the Surviving Company; (iii) the cancellation of the Shares (including Shares represented by ADSs); (iv) the fiduciary or other duties of the Company Board and the sole director of Parent; (v) the general rights of the respective shareholders of the Company and Parent; and (vi) the internal corporate affairs of the Company and Parent.

(b) Subject to the exception for matters to be governed by the Laws of the Cayman Islands and subject to the jurisdiction of the courts of the Cayman Islands as set forth in Section 10.08(a), any Legal Proceeding arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 10.08 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

34

(c) Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 10.08, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its Rules. Such application shall also be governed by, and construed in accordance with, the laws of the State of New York.

Section 10.09 Waiver of Jury Trial. Each Party hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement and any of the documents delivered in connection herewith or the Merger and other Transactions contemplated hereby or thereby. Each Party certifies and acknowledges that (a) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce either of such waivers; (b) it understands and has considered the implications of such waivers; (c) it makes such waivers voluntarily; and (d) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.09.

Section 10.10 Assignment. This Agreement may not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that Parent may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Sohu Game. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.11 Enforcement; Remedies.

(a) Except as otherwise provided in this Section 10.11, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.11, including the limitations set forth in Section 10.11(c) and Section 10.11(d), it is agreed that any Party shall be entitled to specific performance of the terms and provisions of this Agreement (including the Parties’ obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including to seek an injunction or injunctions to prevent breaches of this Agreement by the other Parties and, in the case of the Company, to seek an injunction or injunctions, specific performance or other equitable relief to enforce Sohu Game’s and/or Parent’s obligations to consummate the Closing or to cause the consummation of the Financing, in addition to any other remedy by law or equity.

(c) The Parties’ right of specific performance is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.11. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 10.11.

(d) The Parties further acknowledge and agree that the right of the Company, or any member of the Company Group, to obtain an injunction, specific performance or other equitable relief to enforce Sohu Game’s or Parent’s obligations to consummate the Closing or cause the Financing to be funded at the Effective Time, shall be subject to the requirements that (i) Sohu Game and Parent are required to consummate the Closing pursuant to Section 2.02; (ii) the Company has irrevocably confirmed in writing that if the Financing (or any Alternative Financing, if applicable) is funded, then it would take such actions that are within its control to cause the consummation of the Merger and the other Transactions to occur; and (iii) the Financing has not been funded and Sohu Game and Parent have not consummated the Merger.

35

(e) If, prior to the Outside Date, any Party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by (x) the amount of time during which such Legal Proceeding is pending, plus twenty (20) business days, or (y) such other time period established by the court of competent jurisdiction presiding over such Legal Proceeding.

[Signature Page Follows]

36

IN WITNESS WHEREOF, Sohu Game, Parent, and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

Sohu.com (Game) Limited

By:	/s/ Joanna Lv
Name: Joanna Lv (Yanfeng Lyu)
Title: Director

Changyou Merger Co. Limited

By:	/s/ Joanna Lv
Name: Joanna Lv (Yanfeng Lyu)
Title: Director

Changyou.com Limited

By:	/s/ Xiao Chen
Name: Xiao Chen
Title: Director and Chairman of the Special Committee of the Board

[Signature Page to Agreement and Plan of Merger]

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER is made on _____________________ 2020

BETWEEN

(1)

Changyou Merger Co. Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands having its registered office at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Parent”); and

(2)

Changyou.com Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands having its registered office at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands (the “Company” or the “Surviving Company” and together with Parent, the “Constituent Companies”).

WHEREAS

(a) Parent is the registered holder of a total of 70,250,000 Class B Ordinary Shares with a par value of $0.01 each in the issued share capital of the Company which represent 95.2% of the total votes exercisable at a general meeting of the Company.

(b) Parent and the Company have agreed to merge (the “Merger”) upon the terms and subject to the conditions set forth in this Plan of Merger and in the Agreement and Plan of Merger dated as of January 24, 2020 by and among Sohu.com (Game) Limited (“Sohu Game”), Parent, and the Company, a copy of which is attached hereto as Annex 1 (the “Merger Agreement”), and in accordance with the provisions of Part XVI of the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”), pursuant to which Parent will merge with and into the Company, Parent will cease to exist, and the Company will continue as the surviving company in the Merger.

(c) This Plan of Merger is made in accordance with section 233 of the Companies Law and approved pursuant to section 233(7) of the Companies Law, whereby the shareholders of Parent and the Company are not required to approve this Plan of Merger by reason of the Company being a subsidiary company (as defined in section 232 of the Companies Law) of Parent.

IT IS AGREED

1.	DEFINITIONS AND INTERPRETATION

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement.

2.	CONSTITUENT COMPANIES DETAILS:

(a)	The Constituent Companies (as defined in the Companies Law) to the Merger are Parent and the Company.

(b)	The surviving company (as defined in the Companies Law) is the Company, which shall continue to be named Changyou.com Limited.

(c)

The registered office of Parent is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The registered office of the Company is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. The registered office of the Surviving Company will be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(d)

Immediately prior to the Effective Time, the authorized share capital of Parent was $2,977,400 divided into 297,740,000 ordinary shares consisting of (i) 200,000,000 Class A ordinary shares of a par value of $0.01 each (“Parent Class A ordinary shares”) and (ii) 97,740,000 Class B ordinary shares of a par value of $0.01 each (“Parent Class B ordinary shares”), of which (A) no Parent Class A ordinary shares were issued and outstanding, and (B) 70,250,000 Parent Class B ordinary shares, all of which are held by Sohu Game, were issued and outstanding.

(e)

Immediately prior to the Effective Time, the authorized share capital of the Company was $2,977,400 divided into 297,740,000 Shares consisting of (i) 200,000,000 Class A Ordinary Shares of a par value of $0.01 each and (ii) 97,740,000 Class B Ordinary Shares of a par value of $0.01 each, of which (A) 39,735,112 Class A Ordinary Shares were issued and outstanding, and (B) 70,250,000 Class B Ordinary Shares, all of which are held by Parent, were issued and outstanding.

(f)

At the Effective Time the authorised share capital of the Surviving Company shall be $2,977,400 divided into 297,740,000 Shares consisting of (i) 200,000,000 Class A Ordinary Shares of a par value of $0.01 each and (ii) 97,740,000 Class B Ordinary Shares of a par value of $0.01 each, of which 1,500,000 Class A Ordinary Shares and 70,250,000 Class B Ordinary Shares shall be in issue credited as fully paid.

3.	EFFECTIVE TIME

The Merger shall take effect on [insert date] (the “Effective Time”).

2

4.	SHARE RIGHTS

(a)	At the Effective Time:

(i)

1,500,000 Class A Ordinary Shares in the Company that were, immediately prior to the Effective Time, held by Sohu.com Limited shall be converted into 1,500,000 Class A Ordinary Shares of the Surviving Company;

(ii)

all 70,250,000 Class B Ordinary Shares held by Parent that were issued and outstanding immediately prior to the Effective Time shall be converted into 70,250,000 Class B Ordinary Shares of the Surviving Company, all of which shall be registered in the name of Sohu Game, being the sole shareholder of Parent immediately prior to the Effective Time;

(iii)

each Class A Ordinary Share in the Company issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, shall be cancelled in exchange for the right to receive $5.40 in cash per Class A Ordinary Share without interest;

(iv)

all 70,250,000 Parent Class B ordinary shares held by Sohu Game that were issued and outstanding immediately prior to the Effective Time shall be cancelled in connection with the Merger and the receipt by Sohu Game of 70,250,000 Class B Ordinary Shares of the Surviving Company as described in sub-paragraph (ii) above (with the understanding that Parent will cease to exist as a result of the Merger); and

(v)

other than the Class A Ordinary Shares in the Company held by Sohu.com Limited and the Class B Ordinary Shares in the Company held by Parent, which shall be converted in accordance with sub-paragraphs (i) and (ii) above, all other Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled for nil consideration.

(b)

The rights and restrictions attaching to the shares in the Surviving Company at and after the Effective Time shall be as set out in the Memorandum and Articles of Association of the Surviving Company in the form attached hereto as Annex 2.

5.	MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of Association in the form attached hereto as Annex 2 shall be the Memorandum and Articles of Association of the Surviving Company at and after the Effective Time.

6.	PROPERTY

At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities, and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

3

7.	DIRECTOR OF THE SURVIVING COMPANY

(a)	The name and address of the sole director of the Surviving Company (as defined in the Companies Law) are:

NAME	ADDRESS
[ ]	[•]

(b)	No director of either Constituent Company will be paid any amounts or receive any benefits consequent upon the Merger.

8.	SECURED CREDITORS

(a)	The Company has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger.

(b)

Parent has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger other than the [Share Charge/Mortgage dated [•] over [•] Class B Ordinary Shares held by the Parent and granted in favour of Industrial And Commercial Bank Of China Limited, Tokyo Branch (“ICBC”). ICBC has consented to the Merger.].

9.	TERMINATION

At any time prior to the Effective Time, this Plan of Merger may be terminated or amended by the Boards of Directors of both Parent and the Company.

10.	APPROVAL AND AUTHORIZATION

This Plan of Merger has been approved by the Boards of Directors of both Parent and the Company pursuant to section 233(7) of the Companies Law.

11.	COUNTERPARTS

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

12.	GOVERNING LAW

This Plan of Merger and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Cayman Islands.

4

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Changyou Merger Co. Limited:	)
)
	)	Director
)
	)	Name:
)
)

SIGNED for and on behalf of Changyou.com Limited:	)
)
	)	Director
)
	)	Name:
)
)

[Signature Page to Plan of Merger]

ANNEX 1

AGREEMENT AND PLAN OF MERGER

ANNEX 2

MEMORANDUM AND ARTICLES OF ASSOCIATION OF SURVIVING COMPANY

Memorandum of Association of

Changyou.com Limited

(adopted pursuant to the plan of merger dated April 14, 2020 and effective from April 17, 2020)

Grand Cayman

Cayman Islands

THE COMPANIES LAW (2020 REVISION)

EXEMPTED COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

Changyou.com Limited

(adopted pursuant to the plan of merger dated April 14, 2020 and effective from April 17, 2020)

1.	The name of the Company is Changyou.com Limited.

2.	The registered office of the Company shall be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.

4.

Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Law.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.

The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

8.

The share capital of the Company is US$2,977,400 divided into 297,740,000 shares, of which (i) 200,000,000 are designated Class A ordinary shares of a nominal or par value of US$0.01 per share and (ii) 97,740,000 are designated Class B ordinary shares of a nominal or par value of US$0.01 per share; provided always that subject to the Companies Law and the Articles of Association of the Company as the same may be amended from time to time, the Company shall have the power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all of any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

9.	The Company may exercise the power contained in the Companies Law to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

Articles of Association of

Changyou.com Limited

(adopted pursuant to the plan of merger dated April 14, 2020 and effective from April 17, 2020)

Grand Cayman

Cayman Islands

Changyou.com Limited

TABLE OF CONTENTS

INTERPRETATION		1

1.	Definitions	1

SHARES		4

2.	Power to Issue Shares	4
3.	Redemption, Purchase, Surrender and Treasury Shares	4
4.	Rights Attaching to Shares	5
5.	Calls on Shares	6
6.	Joint and Several Liability to Pay Calls	6
7.	Forfeiture of Shares	6
8.	Share Certificates	7
9.	Fractional Shares	7

REGISTRATION OF SHARES		8

10.	Register of Members	8
11.	Registered Holder Absolute Owner	8
12.	Transfer of Registered Shares	9
13.	Transmission of Registered Shares	10
14.	Listed Shares	12

ALTERATION OF SHARE CAPITAL		12

15.	Power to Alter Capital	12
16.	Variation of Rights Attaching to Shares	12

DIVIDENDS AND CAPITALISATION		13

17.	Dividends	13
18.	Power to Set Aside Profits	13
19.	Method of Payment	14
20.	Capitalisation	14
21.	CHARGES OVER SHARES	14

MEETINGS OF MEMBERS		15

22.	Annual General Meetings	15
23.	Extraordinary General Meetings	15
24.	Requisitioned General Meetings	15
25.	Notice	16
26.	Giving Notice and Access	16
27.	Postponement of General Meeting	17

28.	Electronic Participation in Meetings	17
29.	Quorum at General Meetings	17
30.	Chairman to Preside	18
31.	Voting on Resolutions	18
32.	Vote on a Poll	18
33.	Voting by Joint Holders of Shares	19
34.	Instrument of Proxy	19
35.	Representation of Corporate Member	20
36.	Adjournment of General Meeting	20
37.	Written Resolutions	20
38.	Directors Attendance at General Meetings	21

DIRECTORS AND OFFICERS		21

39.	Election of Directors	21
40.	Number of Directors	21
41.	Term of Office of Directors	21
42.	Alternate Directors	21
43.	Removal of Directors	22
44.	Vacancy in the Office of Director	23
45.	Remuneration of Directors	23
46.	Defect in Appointment	23
47.	Directors to Manage Business	23
48.	Powers of the Board of Directors	23
49.	Register of Directors and Officers	25
50.	Officers	25
51.	Appointment of Officers	25
52.	Duties of Officers	25
53.	Remuneration of Officers	25
54.	Conflicts of Interest	25
55.	Indemnification and Exculpation of Directors and Officers	26

MEETINGS OF THE BOARD OF DIRECTORS		26

56.	Board Meetings	26
57.	Notice of Board Meetings	26
58.	Electronic Participation in Meetings	27
59.	Representation of Director	27
60.	Quorum at Board Meetings	27
61.	Board to Continue in the Event of Vacancy	27

Changyou.com Limited

62.	Chairman to Preside	27
63.	Written Resolutions	27
64.	Validity of Prior Acts of the Board	28

CORPORATE RECORDS		28

65.	Minutes	28
66.	Register of Mortgages and Charges	28
67.	Form and Use of Seal	28

ACCOUNTS		29

68.	Books of Account	29
69.	Financial Year End	29

AUDITS		30

70.	Audit	30
71.	Appointment of Auditors	30
72.	Remuneration of Auditors	30
73.	Duties of Auditor	30
74.	Access to Records	30

VOLUNTARY WINDING-UP AND DISSOLUTION		31

75.	Winding-Up	31

CHANGES TO CONSTITUTION		31

76.	Changes to Articles	31
77.	Changes to the Memorandum of Association	31
78.	Discontinuance	31

Changyou.com Limited

ARTICLES OF ASSOCIATION

OF

Changyou.com Limited

(adopted pursuant to the plan of merger dated April 14, 2020 and effective from April 17, 2020)

Table A

The regulations in Table A in the First Schedule to the Law (as defined below) do not apply to the Company.

INTERPRETATION

1.	DEFINITIONS

1.1.	In these Articles, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

Alternate Director	an alternate director appointed in accordance with these Articles;

Articles	these Articles of Association as altered from time to time;

Auditor	the person or firm for the time being appointed as Auditor of the Company and shall include an individual or partnership;

Board	the board of directors (including, for the avoidance of doubt, a sole director) appointed or elected pursuant to these Articles and acting at a meeting of directors at which there is a quorum or by written resolution in accordance with these Articles;

Charge	any charge, mortgage or other security interest;

Chargee	the person to whom a Charge has been granted or any nominee of that person;

Changyou.com Limited

Class A Ordinary Shares	class A ordinary shares of a nominal or par value of US$0.01 in the capital of the Company;

Class B Ordinary Shares	class B ordinary shares of a nominal or par value of US$0.01 in the capital of the Company;

Company	Changyou.com Limited;

Director	a director, including a sole director, for the time being of the Company and shall include an Alternate Director;

Law	the Companies Law of the Cayman Islands;

Member	the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons, as the context so requires;

month	calendar month;

notice	written notice as further provided in these Articles unless otherwise specifically stated;

Officer	any person appointed by the Board to hold an office in the Company;

ordinary resolution	a resolution passed at a general meeting (or, if so specified, a meeting of Members holding a class of shares) of the Company by a simple majority of the votes cast, or a written resolution passed by the unanimous consent of all Members entitled to vote;

Ordinary Shares	the Class A Ordinary Shares and the Class B Ordinary Shares or any one of them as the context may require;

paid-up	paid-up or credited as paid-up;

Register of Directors and Officers	the register of directors and officers referred to in these Articles;

Register of Members	the register of members maintained by the Company in accordance with the Law;

Seal	the common seal or any official or duplicate seal of the Company;

Changyou.com Limited

Secretary	the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary;

share	the Ordinary Shares and any other class or classes of shares in the capital of the Company and includes a fraction of a share;

Special Resolution

(i) a resolution passed by a majority of at least two-thirds of such members as, being entitled to do so, vote in person or by proxy at a general meeting of which notice specifying the intention to propose a resolution as a special resolution has been duly given (and for the avoidance of doubt, unanimity qualifies as a majority); or

(ii)  a written resolution passed by unanimous consent of all Members entitled to vote;

written resolution	a resolution passed in accordance with Article 37 or 63; and

year	calendar year.

1.2.	In these Articles, where not inconsistent with the context:

(a)	words denoting the plural number include the singular number and vice versa;

(b)	words denoting the masculine gender include the feminine and neuter genders;

(c)	words importing persons include companies, associations or bodies of persons whether corporate or not;

(d)	the words:-

(i)	“may” shall be construed as permissive; and

(ii)	“shall” shall be construed as imperative;

(e)	a reference to statutory provision shall be deemed to include any amendment or re-enactment thereof;

(f)	the word “corporation” means corporation whether or not a company within the meaning of the Law; and

(g)	unless otherwise provided herein, words or expressions defined in the Law shall bear the same meaning in these Articles.

Changyou.com Limited

1.3.

In these Articles expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

1.4.	Headings used in these Articles are for convenience only and are not to be used or relied upon in the construction hereof.

SHARES

2.	POWER TO ISSUE SHARES

Subject to these Articles and to any resolution of the Members to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine and any shares or class of shares (including the issue or grant of options, warrants and other rights, renounceable or otherwise in respect of shares) may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise, provided that no share shall be issued at a discount except in accordance with the Law.

3.	REDEMPTION, PURCHASE, SURRENDER AND TREASURY SHARES

3.1.

Subject to the Law, the Company is authorised to issue shares which are to be redeemed or are liable to be redeemed at the option of the Company or a Member and may make payments in respect of such redemption in accordance with the Law.

3.2.	The Company is authorised to purchase any share in the Company (including a redeemable share) by agreement with the holder and may make payments in respect of such purchase in accordance with the Law.

3.3.	The Company authorises the Board to determine the manner or any of the terms of any redemption or purchase.

3.4.

A delay in payment of the redemption price shall not affect the redemption but, in the case of a delay of more than thirty days, interest shall be paid for the period from the due date until actual payment at a rate which the Board, after due enquiry, estimates to be representative of the rates being offered by Class A banks in the Cayman Islands for thirty-day deposits in the same currency.

3.5.

The Company authorises the Board pursuant to section 37(5) of the Law to make a payment in respect of the redemption or purchase of its own shares otherwise than out of its profits, share premium account, or the proceeds of a fresh issue of shares.

3.6.	No share may be redeemed or purchased unless it is fully paid-up.

Changyou.com Limited

3.7.

The Company may accept the surrender for no consideration of any fully paid share (including a redeemable share) unless, as a result of the surrender, there would no longer be any issued shares of the Company other than shares held as treasury shares.

3.8.	The Company is authorised to hold treasury shares in accordance with the Law.

3.9.	The Board may designate as treasury shares any of its shares that it purchases or redeems, or any shares surrendered to it, in accordance with the Law.

3.10.	Shares held by the Company as treasury shares shall continue to be classified as treasury shares until such shares are either cancelled or transferred in accordance with the Law.

4.	RIGHTS ATTACHING TO SHARES

Subject to Article 2, the Memorandum of Association and any resolution of the Members to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the rights and restrictions attaching to the Ordinary Shares are as follows:

(a)	Attendance at General Meetings and Voting

Holders of Ordinary Shares shall have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class. Each Class A Ordinary Share shall be entitled to one (1) vote per share on all matters subject to a vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to a vote at general meetings of the Company;

(b)	Income

Holders of Ordinary Shares shall be entitled to such dividends as the Board may in their absolute discretion lawfully declare from time to time;

(c)	Capital

Holders of Ordinary Shares shall be entitled pari passu to a return of capital on liquidation, dissolution or winding-up of the Company; and

(d)	Conversion

(i)

Each Class B Ordinary Share may be redeemed for one (1) Class A Ordinary Share at any time by the holder thereof by giving notice in writing to the Company. In no event shall Class A Ordinary Shares be redeemable for or convertible into Class B Ordinary Shares; and

(ii)

The Company shall give effect to any conversion pursuant to Article 4(d)(i) by redeeming the Class B Ordinary Shares and in consideration therefor issuing an equal number of fully-paid Class A Ordinary Shares. The Class B Ordinary Shares converted into Class A Ordinary Shares pursuant to Article 4(d) shall be cancelled and may not be reissued. The Company shall at all times keep available out of its authorized but unissued Class A Ordinary Shares, solely for the purpose of effecting the redemption of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as is from time to time sufficient to effect the redemption of all outstanding Class B Ordinary Shares, and if at any time the number of authorized but unissued Class A Ordinary Shares is not sufficient to effect the redemption of all then outstanding Class B Ordinary Shares, the Company shall take such action as may, in accordance with these Articles and the Law, be necessary to increase its authorised but unissued Class A Ordinary Shares to such number of shares as is sufficient for such purposes.

Changyou.com Limited

5.	CALLS ON SHARES

5.1.

The Board may make such calls as it thinks fit upon the Members in respect of any monies (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Members and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

5.2.	The Company may accept from any Member the whole or a part of the amount remaining unpaid on any shares held by him, although no part of that amount has been called up.

5.3.	The terms of any issue of shares may include different provisions with respect to different Members in the amounts and times of payments of calls on their shares.

6.	JOINT AND SEVERAL LIABILITY TO PAY CALLS

The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

7.	FORFEITURE OF SHARES

7.1.

If any Member fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Member, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Member a notice in writing in the form, or as near thereto as circumstances admit, of the following:

Notice of Liability to Forfeiture for Non-Payment of Call

Changyou.com Limited (the “Company”)

You have failed to pay the call of [amount of call] made on [date], in respect of the [number] [number in figures] [name of class of share(s)] standing in your name in the Register of Members of the Company, on [date], the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest thereon at the rate of [    ] per annum computed from the said [date] at the registered office of the Company the share(s) will be liable to be forfeited.

Dated this [date]

[Signature of Secretary] By Order of the Board

Changyou.com Limited

7.2.

If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine. Without limiting the generality of the foregoing, the disposal may take place by sale, repurchase, redemption or any other method of disposal permitted by and consistent with these Articles and the Law.

7.3.

A Member whose share or shares have been so forfeited shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture, together with all interest due thereon and any costs and expenses incurred by the Company in connection therewith.

7.4.

The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

8.	SHARE CERTIFICATES

8.1.

Every Member shall be entitled to a certificate under the common seal (if any) or a facsimile thereof of the Company or bearing the signature (or a facsimile thereof) of a Director or the Secretary or a person expressly authorised to sign specifying the number and, where appropriate, the class of shares held by such Member and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means.

8.2.

If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

8.3.	Share certificates may not be issued in bearer form.

9.	FRACTIONAL SHARES

The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

Changyou.com Limited

REGISTRATION OF SHARES

10.	REGISTER OF MEMBERS

10.1.

The Board shall cause to be kept in one or more books a Register of Members which may be kept in or outside the Cayman Islands at such place as the Board shall appoint and shall enter therein the following particulars:

(a)	the name and address of each Member, the number, and (where appropriate) the class of shares held by such Member and the amount paid or agreed to be considered as paid on such shares;

(b)	whether the shares held by a Member carry voting rights under the Articles and, if so, whether such voting rights are conditional;

(c)	the date on which each person was entered in the Register of Members; and

(d)	the date on which any person ceased to be a Member.

10.2.

The Board may cause to be kept in any country or territory one or more branch registers of such category or categories of members as the Board may determine from time to time and any branch register shall be deemed to be part of the Company’s Register of Members.

10.3.

Any register maintained by the Company in respect of listed shares may be kept by recording the particulars set out in Article 10.1 in a form otherwise than legible if such recording otherwise complies with the laws applicable to and the rules and regulations of the relevant approved stock exchange.

11.	REGISTERED HOLDER ABSOLUTE OWNER

11.1.

The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.

11.2.

No person shall be entitled to recognition by the Company as holding any share upon any trust and the Company shall not be bound by, or be compelled in any way to recognise, (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any other right in respect of any share except an absolute right to the entirety of the share in the holder. If, notwithstanding this Article, notice of any trust is at the holder’s request entered in the Register of Members or on a share certificate in respect of a share, then, except as aforesaid:

(a)	such notice shall be deemed to be solely for the holder’s convenience;

Changyou.com Limited

(b)	the Company shall not be required in any way to recognise any beneficiary, or the beneficiary, of the trust as having an interest in the share or shares concerned;

(c)

the Company shall not be concerned with the trust in any way, as to the identity or powers of the trustees, the validity, purposes or terms of the trust, the question of whether anything done in relation to the shares may amount to a breach of trust or otherwise; and

(d)

the holder shall keep the Company fully indemnified against any liability or expense which may be incurred or suffered as a direct or indirect consequence of the Company entering notice of the trust in the Register of Members or on a share certificate and continuing to recognise the holder as having an absolute right to the entirety of the share or shares concerned.

12.	TRANSFER OF REGISTERED SHARES

12.1.	An instrument of transfer shall be in writing in the form of the following, or as near thereto as circumstances admit, or in such other form as the Board may accept:

Transfer of a Share or Shares

Changyou.com Limited (the “Company”)

FOR VALUE RECEIVED……………….. [amount] , I, [name of transferor] hereby sell, assign and transfer unto [transferee] of [address] , [number] [name of class of shares] of the Company.

DATED this [date]

Signed by:	In the presence of:

Transferor	Witness

Transferee	Witness

12.2.

Such instrument of transfer shall be signed by (or in the case of a party that is a corporation, on behalf of) the transferor and transferee, provided that, in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been transferred to the transferee in the Register of Members.

Changyou.com Limited

12.3.

The Board may refuse to recognise any instrument of transfer unless it is accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require showing the right of the transferor to make the transfer.

12.4.

The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member.

12.5.

The Board may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share. If the Board refuses to register a transfer of any share the Secretary shall, within three months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

12.6.

Despite anything to the contrary contained in the Memorandum or the Articles, the following provisions apply where a Member creates a Charge over any of the Member’s shares (the “Charged Shares”) pursuant to an instrument in writing (the “Security Document”):

(a)	the Directors must promptly register (and may not decline to register) any transfer of any Charged Shares to any person made under, or in connection with, the Security Document;

(b)	no fee is payable in relation to the registration of any transfer of any Charged Shares made under, or in connection with, the Security Document;

(c)	no suspension of the registration of transfers of shares will apply to any transfer of any Charged Shares made under, or in connection with, the Security Document;

(d)	all Charged Shares are exempt from any present or future lien in favour of the Company that might otherwise arise and the forfeiture provisions of the Articles; and

(e)	a written notice from an authorised signatory or agent of the Chargee that:

(i)	a transfer of Charged Shares is being made under, or in connection with, the Security Document; or

(ii)	those Charged Shares remain subject to the Charge,

will (in the absence of fraud) be conclusive evidence of that fact.

13.	TRANSMISSION OF REGISTERED SHARES

13.1.

In the case of the death of a Member, the survivor or survivors where the deceased Member was a joint holder, and the legal personal representatives of the deceased Member where the deceased Member was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Member’s interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased Member with other persons. Subject to the provisions of Section 39 of the Law, for the purpose of this Article, legal personal representative means the executor or administrator of a deceased Member or such other person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Member.

Changyou.com Limited

13.2.

Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in writing in the form, or as near thereto as circumstances admit, of the following:

Transfer by a Person Becoming Entitled on Death/Bankruptcy of a Member

Changyou.com Limited (the “Company”)

I/We, having become entitled in consequence of the [death/bankruptcy] of [name and address of deceased Member] to [number] [name of class of share(s)] standing in the Register of Members of the Company in the name of the said [name of deceased/bankrupt Member] instead of being registered myself/ourselves, elect to have [name of transferee] (the “Transferee”) registered as a transferee of such share(s) and I/we do hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee, his or her executors, administrators and assigns, subject to the conditions on which the same were held at the time of the execution hereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.

DATED this [date]

Signed by:	In the presence of:

Transferor	Witness

Transferee	Witness

13.3.

On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Member. Notwithstanding the foregoing, the Board shall, in any case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Member before such Member’s death or bankruptcy, as the case may be.

Changyou.com Limited

13.4.

Where two or more persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to the said share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

14.	LISTED SHARES

14.1.

Notwithstanding anything to the contrary in these Articles, shares that are listed or admitted to trading on an approved stock exchange may be evidenced and transferred in accordance with the rules and regulations of such exchange.

ALTERATION OF SHARE CAPITAL

15.	POWER TO ALTER CAPITAL

15.1.	Subject to the Law, the Company may from time to time by ordinary resolution alter the conditions of its Memorandum of Association to:

(a)

increase its capital by such sum divided into shares of such amounts as the resolution shall prescribe or, if the Company has shares without par value, increase its share capital by such number of shares without nominal or par value, or increase the aggregate consideration for which its shares may be issued, as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c)	convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;

(d)	subdivide its shares or any of them into shares of an amount smaller than that fixed by the Memorandum of Association; or

(e)

cancel shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without par value, diminish the number of shares into which its capital is divided.

15.2.	For the avoidance of doubt it is declared that paragraph 15.1(b), (c) and (d) do not apply if at any time the shares of the Company have no par value.

15.3.	Subject to the Law, the Company may from time to time by Special Resolution reduce its share capital.

16.	VARIATION OF RIGHTS ATTACHING TO SHARES

If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Changyou.com Limited

DIVIDENDS AND CAPITALISATION

17.	DIVIDENDS

17.1.

The Board may, subject to these Articles and in accordance with the Law, declare a dividend to be paid to the Members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company).

17.2.

Where the Board determines that a dividend shall be paid wholly or partly by the distribution of specific assets, the Board may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Board may fix the value of such specific assets and vest any such specific assets in trustees on such terms as the Board thinks fit.

17.3.

Dividends may be declared and paid out of profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Board determines is no longer needed, or not in the same amount. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Law.

17.4.	No unpaid dividend shall bear interest as against the Company.

17.5.	The Company may pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.

17.6.

The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company. No unpaid distribution shall bear interest as against the Company.

17.7.

The Board may fix any date as the record date for determining the Members entitled to receive any dividend or other distribution, but, unless so fixed, the record date shall be the date of the Directors’ resolution declaring same.

18.	POWER TO SET ASIDE PROFITS

18.1.

The Board may, before declaring a dividend, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose. Pending application, such sums may be employed in the business of the Company or invested, and need not be kept separate from other assets of the Company. The Board may also, without placing the same to reserve, carry forward any profit which it decides not to distribute.

Changyou.com Limited

18.2.

Subject to any direction from the Company in general meeting, the Board may on behalf of the Company exercise all the powers and options conferred on the Company by the Law in regard to the Company’s share premium account.

19.	METHOD OF PAYMENT

19.1.

Any dividend, interest, or other monies payable in cash in respect of the shares may be paid by cheque or draft sent through the post directed to the Member at such Member’s address in the Register of Members, or to such person and to such address as the holder may in writing direct.

19.2.

In the case of joint holders of shares, any dividend, interest or other monies payable in cash in respect of shares may be paid by cheque or draft sent through the post directed to the address of the holder first named in the Register of Members, or to such person and to such address as the joint holders may in writing direct. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

19.3.	The Board may deduct from the dividends or distributions payable to any Member all monies due from such Member to the Company on account of calls or otherwise.

20.	CAPITALISATION

20.1.

The Board may capitalise any amount for the time being standing to the credit of any of the Company’s share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares to be allotted as fully paid bonus shares pro rata to the Members.

20.2.

The Board may capitalise any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in paying up in full, partly or nil paid shares of those Members who would have been entitled to such amounts if they were distributed by way of dividend or distribution.

21.	CHARGES OVER SHARES

21.1.	A Member may create a Charge over any of the Member’s shares pursuant to an instrument in writing.

21.2.

If a Member notifies the Company that the Member has created a Charge over any of the Member’s shares and requests the Company to do so, the Company must enter the following particulars in the Company’s Register of Members:

(a)	a statement that the relevant number of the Member’s shares is subject to a Charge;

(b)	the name of the Chargee; and

Changyou.com Limited

(c)	the date of which the particulars specified in paragraphs (a) and (b) above are entered in the Company’s Register of Members.

21.3.	Where particulars of a Charge are entered in the Company’s Register of Members in accordance with this Article, the particulars may only be cancelled or removed:

(a)	with the written consent of the Chargee or a person who the Directors are satisfied is authorised to act on behalf of the Chargee; or

(b)

if the Company is provided with evidence satisfactory to the Directors that the liabilities secured by the Charge have been discharged in full and an indemnity that is satisfactory, in form and substance, to the Directors.

21.4.	While particulars of a Charge over any shares of a Member are entered in the Company’s Register of Members in accordance with this Article, the Company may not:

(a)	register any transfer of any of the shares of that Member;

(b)	purchase, redeem or otherwise acquire any of the shares of that Member; or

(c)	issue any replacement share certificate for any of the shares of that Member,

without the written consent of the Chargee.

MEETINGS OF MEMBERS

22.	ANNUAL GENERAL MEETINGS

The Company may in each year hold a general meeting as its annual general meeting. The annual general meeting of the Company may be held at such time and place as the Chairman of the Company (if there is one) (the “Chairman”) or any two Directors or any Director and the Secretary or the Board shall appoint.

23.	EXTRAORDINARY GENERAL MEETINGS

23.1.	General meetings other than annual general meetings shall be called extraordinary general meetings.

23.2.	The Chairman or any two Directors or any Director and the Secretary or the Board may convene an extraordinary general meeting whenever in their judgment such a meeting is necessary.

24.	REQUISITIONED GENERAL MEETINGS

24.1.

The Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than half of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene an extraordinary general meeting. To be effective the requisition shall state the objects of the meeting, shall be in writing, signed by the requisitionists, and shall be deposited at the registered office. The requisition may consist of several documents in like form each signed by one or more requisitionists.

Changyou.com Limited

24.2.

If the Board does not, within twenty-one days from the date of the requisition, duly proceed to call an extraordinary general meeting, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene an extraordinary general meeting; but any meeting so called shall not be held more than ninety days after the requisition. An extraordinary general meeting called by requisitionists shall be called in the same manner, as nearly as possible, as that in which general meetings are to be called by the Board.

25.	NOTICE

25.1.

At least five days’ notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held and if different, the record date for determining Members entitled to attend and vote at the general meeting, and, as far as practicable, the other business to be conducted at the meeting.

25.2.

At least five days’ notice of an extraordinary general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting.

25.3.

The Board may fix any date as the record date for determining the Members entitled to receive notice of and to vote at any general meeting of the Company but, unless so fixed, as regards the entitlement to receive notice of a meeting or notice of any other matter, the record date shall be the date of despatch of the notice and, as regards the entitlement to vote at a meeting, and any adjournment thereof, the record date shall be the date of the original meeting.

25.4.

A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Articles, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) in the case of an extraordinary general meeting, by seventy-five percent of the Members entitled to attend and vote thereat.

25.5.

The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

26.	GIVING NOTICE AND ACCESS

26.1.	A notice may be given by the Company to a Member:

(a)	by delivering it to such Member in person, in which case the notice shall be deemed to have been served upon such delivery; or

(b)

by sending it by post to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served seven days after the date on which it is deposited, with postage prepaid, in the mail; or

Changyou.com Limited

(c)

by sending it by courier to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served two days after the date on which it is deposited, with courier fees paid, with the courier service; or

(d)

by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Member to the Company for such purpose, in which case the notice shall be deemed to have been served at the time that it would in the ordinary course be transmitted; or

(e)

by publication of an electronic record of it on a website and notification of such publication (which shall include the address of the website, the place on the website where the document may be found, and how the document may be accessed on the website), such notification being given by any of the methods set out in paragraphs (a) through (d) hereof, in which case the notice shall be deemed to have been served at the time when the instructions for access and the posting on the website are complete.

26.2.

Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares.

26.3.

In proving service under paragraphs 26.1(b), (c) and (d), it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted or sent by courier, and the time when it was posted, deposited with the courier, or transmitted by electronic means.

27.	POSTPONEMENT OF GENERAL MEETING

The Board may postpone any general meeting called in accordance with these Articles provided that notice of postponement is given to the Members before the time for such meeting. Fresh notice of the date, time and place for the postponed meeting shall be given to each Member in accordance with these Articles.

28.	ELECTRONIC PARTICIPATION IN MEETINGS

Members may participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

29.	QUORUM AT GENERAL MEETINGS

29.1.

At any general meeting two or more persons present in person and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company throughout the meeting shall form a quorum for the transaction of business, provided that if the Company shall at any time have only one Member, one Member present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time.

Changyou.com Limited

29.2.

If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Board may determine. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Articles.

30.	CHAIRMAN TO PRESIDE

Unless otherwise agreed by a majority of those attending and entitled to vote thereat, the Chairman, if there be one, shall act as chairman at all meetings of the Members at which such person is present. In his absence, a chairman of the meeting shall be appointed or elected by those present at the meeting and entitled to vote.

31.	VOTING ON RESOLUTIONS

31.1.

All questions proposed for the consideration of the Members at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with these Articles, except where a greater majority is required by these Articles or by the Law, and in the case of an equality of votes the resolution shall fail. Subject to the Law and these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class. Each Class A Ordinary Share shall be entitled to one (1) vote per share and each Class B Ordinary Share shall be entitled to ten (10) votes per share.

31.2.	No Member shall be entitled to vote at a general meeting unless such Member has paid all the calls on all shares held by such Member.

31.3.

At any general meeting if an amendment is proposed to any resolution under consideration and the chairman of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

31.4.

At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has been carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Articles, be conclusive evidence of that fact.

32.	VOTE ON A POLL

32.1.	At any general meeting, a resolution or motion put to the vote of the meeting shall be decided by way of a poll.

32.2.

Subject to any rights or restrictions for the time being lawfully attached to any class of shares, on a poll, every person present at such meeting shall have one (1) vote for each fully paid Class A Ordinary Share, and ten (10) votes for each fully-paid Class B Ordinary Share, in each case of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Members are present by telephone, electronic or other communication facilities or means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Changyou.com Limited

32.3.

On a poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communication facilities or means shall cast his vote in such manner as the chairman of the meeting shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by a committee of not less than two Members or proxy holders appointed by the chairman of the meeting for the purpose and the result of the poll shall be declared by the chairman of the meeting.

33.	VOTING BY JOINT HOLDERS OF SHARES

In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

34.	INSTRUMENT OF PROXY

34.1.	An instrument appointing a proxy shall be in writing or transmitted by electronic mail in substantially the following form or such other form as the chairman of the meeting shall accept:

Proxy

Changyou.com Limited (the “Company”)

I/We, [insert names here] , being a Member of the Company with [number] [name of class of shares], HEREBY APPOINT [name] of [address] or failing him, [name] of [address] to be my/our proxy to vote for me/us at the meeting of the Members to be held on [date] and at any adjournment thereof. [Any restrictions on voting to be inserted here].

Signed this [date]

Member(s)

34.2.

The instrument of proxy shall be signed or, in the case of a transmission by electronic mail, electronically signed in a manner acceptable to the chairman of the meeting, by the appointor or by the appointor’s attorney duly authorised in writing, or if the appointor is a corporation, either under its seal or signed or, in the case of a transmission by electronic mail, electronically signed in a manner acceptable to the chairman of the meeting, by a duly authorised officer or attorney.

Changyou.com Limited

34.3.	A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf in respect of different shares.

34.4.	The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.

35.	REPRESENTATION OF CORPORATE MEMBER

35.1.

A corporation which is a Member may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Member, and that Member shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

35.2.

Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Member.

36.	ADJOURNMENT OF GENERAL MEETING

The chairman of a general meeting may, with the consent of the Members at any general meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting. Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Member entitled to attend and vote thereat, in accordance with these Articles.

37.	WRITTEN RESOLUTIONS

37.1.

Subject to these Articles, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Members may be done without a meeting by written resolution in accordance with this Article.

37.2.

A written resolution is passed when it is signed by (or in the case of a Member that is a corporation, on behalf of) all the Members, or all the Members of the relevant class thereof, entitled to vote thereon and may be signed in as many counterparts as may be necessary.

37.3.

A resolution in writing made in accordance with this Article is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Members, as the case may be, and any reference in any Article to a meeting at which a resolution is passed or to Members voting in favour of a resolution shall be construed accordingly.

Changyou.com Limited

37.4.	A resolution in writing made in accordance with this Article shall constitute minutes for the purposes of the Law.

37.5.

For the purposes of this Article, the date of the resolution is the date when the resolution is signed by (or in the case of a Member that is a corporation, on behalf of) the last Member to sign and any reference in any Article to the date of passing of a resolution is, in relation to a resolution made in accordance with this Article, a reference to such date.

38.	DIRECTORS ATTENDANCE AT GENERAL MEETINGS

The Directors shall be entitled to receive notice of, attend and be heard at any general meeting.

DIRECTORS AND OFFICERS

39.	ELECTION OF DIRECTORS

39.1.

The Directors shall be elected or appointed in writing in the first place by the subscribers to the Memorandum of Association or by a majority of them. There shall be no shareholding qualification for Directors unless prescribed by Special Resolution.

39.2.

The Board may from time to time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, subject to any upper limit on the number of Directors prescribed pursuant to these Articles.

39.3.	The Company may from time to time by ordinary resolution appoint any person to be a Director.

40.	NUMBER OF DIRECTORS

The Board shall consist of not less than one Director or such number in excess thereof as the Board may determine.

41.	TERM OF OFFICE OF DIRECTORS

An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period; but no such term shall be implied in the absence of express provision.

42.	ALTERNATE DIRECTORS

42.1.	At any general meeting, the Members may elect a person or persons to act as a Director in the alternative to any one or more Directors or may authorise the Board to appoint such Alternate Directors.

42.2.	Unless the Members otherwise resolve, any Director may appoint a person or persons to act as a Director in the alternative to himself by notice deposited with the Secretary.

42.3.

Any person elected or appointed pursuant to this Article shall have all the rights and powers of the Director or Directors for whom such person is elected or appointed in the alternative, provided that such person shall not be counted more than once in determining whether or not a quorum is present.

Changyou.com Limited

42.4.

An Alternate Director shall be entitled to receive notice of all Board meetings and to attend and vote at any such meeting at which a Director for whom such Alternate Director was appointed in the alternative is not personally present and generally to perform at such meeting all the functions of such Director for whom such Alternate Director was appointed.

42.5.	An Alternate Director’s office shall terminate -

(a)	in the case of an alternate elected by the Members:

(i)

on the occurrence in relation to the Alternate Director of any event which, if it occurred in relation to the Director for whom he was elected to act, would result in the termination of that Director; or

(ii)

if the Director for whom he was elected in the alternative ceases for any reason to be a Director, provided that the alternate removed in these circumstances may be re-appointed by the Board as an alternate to the person appointed to fill the vacancy; and

(b)	in the case of an alternate appointed by a Director:

(i)	on the occurrence in relation to the Alternate Director of any event which, if it occurred in relation to his appointor, would result in the termination of the appointor’s directorship; or

(ii)	when the Alternate Director’s appointor revokes the appointment by notice to the Company in writing specifying when the appointment is to terminate; or

(iii)	if the Alternate Director’s appointor ceases for any reason to be a Director.

42.6.	If an Alternate Director is himself a Director or attends a Board meeting as the Alternate Director of more than one Director, his voting rights shall be cumulative.

42.7.

Unless the Board determines otherwise, an Alternate Director may also represent his appointor at meetings of any committee of the Board on which his appointor serves; and the provisions of this Article shall apply equally to such committee meetings as to Board meetings.

42.8.

Save as provided in these Articles an Alternate Director shall not, as such, have any power to act as a Director or to represent his appointor and shall not be deemed to be a Director for the purposes of these Articles.

43.	REMOVAL OF DIRECTORS

The Company may from time to time by ordinary resolution remove any Director from office, whether or not appointing another in his stead.

Changyou.com Limited

44.	VACANCY IN THE OFFICE OF DIRECTOR

The office of Director shall be vacated if the Director:

(a)	is removed from office pursuant to these Articles;

(b)	dies or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(c)	is or becomes of unsound mind or an order for his detention is made under the Mental Health Law of the Cayman Islands or any analogous law of a jurisdiction outside the Cayman Islands, or dies; or

(d)	resigns his office by notice to the Company.

45.	REMUNERATION OF DIRECTORS

The remuneration (if any) of the Directors shall, subject to any direction that may be given by the Company in general meeting, be determined by the Board as it may from time to time determine and shall be deemed to accrue from day to day. The Directors may also be paid all travel, hotel and other expenses properly incurred by them in attending and returning from Board meetings, any committee appointed by the Board, general meetings, or in connection with the business of the Company or their duties as Directors generally.

46.	DEFECT IN APPOINTMENT

All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers, or any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were, disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity.

47.	DIRECTORS TO MANAGE BUSINESS

The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by the Law or by these Articles, required to be exercised by the Company in general meeting subject, nevertheless, to these Articles and the provisions of the Law.

48.	POWERS OF THE BOARD OF DIRECTORS

The Board may:

(a)	appoint, suspend, or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties;

Changyou.com Limited

(b)

exercise all the powers of the Company to borrow money and to mortgage or charge or otherwise grant a security interest in its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;

(c)

appoint one or more Directors to the office of managing director or chief executive officer of the Company, who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company;

(d)

appoint a person to act as manager of the Company’s day-to-day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business;

(e)

by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;

(f)	procure that the Company pays all expenses incurred in promoting and incorporating the Company;

(g)

delegate any of its powers (including the power to sub-delegate) to a committee of one or more persons appointed by the Board and every such committee shall conform to such directions as the Board shall impose on them. Subject to any directions or regulations made by the Board for this purpose, the meetings and proceedings of any such committee shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Board, including provisions for written resolutions;

(h)	delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see fit;

(i)	present any petition and make any application in connection with the liquidation or reorganisation of the Company;

(j)	in connection with the issue of any share, pay such commission and brokerage as may be permitted by law; and

(k)

authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company.

Changyou.com Limited

49.	REGISTER OF DIRECTORS AND OFFICERS

The Board shall keep and maintain a Register of Directors and Officers in accordance with the Law.

50.	OFFICERS

The Officers shall consist of a Secretary and such additional Officers as the Board may determine all of whom shall be deemed to be Officers for the purposes of these Articles.

51.	APPOINTMENT OF OFFICERS

The Secretary (and additional Officers, if any) shall be appointed by the Board from time to time.

52.	DUTIES OF OFFICERS

The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

53.	REMUNERATION OF OFFICERS

The Officers shall receive such remuneration as the Board may determine.

54.	CONFLICTS OF INTEREST

54.1.

Any Director, or any Director’s firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company on such terms, including with respect to remuneration, as may be agreed between the parties. Nothing herein contained shall authorise a Director or a Director’s firm, partner or company to act as Auditor to the Company.

54.2.	A Director who is directly or indirectly interested in a contract or proposed contract with the Company (an “Interested Director”) shall declare the nature of such interest.

54.3.	An Interested Director who has complied with the requirements of the foregoing Article may:

(a)	vote in respect of such contract or proposed contract; and/or

(b)	be counted in the quorum for the meeting at which the contract or proposed contract is to be voted on,

and no such contract or proposed contract shall be void or voidable by reason only that the Interested Director voted on it or was counted in the quorum of the relevant meeting and the Interested Director shall not be liable to account to the Company for any profit realised thereby.

Changyou.com Limited

55.	INDEMNIFICATION AND EXCULPATION OF DIRECTORS AND OFFICERS

55.1.

The Directors, Secretary and other Officers (such term to include any person appointed to any committee by the Board) acting in relation to any of the affairs of the Company or any subsidiary thereof, and the liquidator or trustees (if any) acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them (whether for the time being or formerly) and their heirs, executors, administrators and personal representatives (each an “indemnified party”) shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no indemnified party shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any monies or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any monies of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to any of the indemnified parties. Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof, PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to such Director or Officer.

55.2.

The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him in his capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any subsidiary thereof.

MEETINGS OF THE BOARD OF DIRECTORS

56.	BOARD MEETINGS

The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. A resolution put to the vote at a Board meeting shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.

57.	NOTICE OF BOARD MEETINGS

A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director’s last known address or in accordance with any other instructions given by such Director to the Company for this purpose.

Changyou.com Limited

58.	ELECTRONIC PARTICIPATION IN MEETINGS

Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

59.	REPRESENTATION OF DIRECTOR

59.1.

A Director which is a corporation may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Director, and that Director shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

59.2.

Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at Board meetings on behalf of a corporation which is a Director.

59.3.

A Director who is not present at a Board meeting, and whose Alternate Director (if any) is not present at the meeting, may be represented at the meeting by a proxy duly appointed, in which event the presence and vote of the proxy shall be deemed to be that of the Director. All the provisions of these Articles regulating the appointment of proxies by Members shall apply equally to the appointment of proxies by Directors.

60.	QUORUM AT BOARD MEETINGS

The quorum necessary for the transaction of business at a Board meeting shall be a majority of the then existing Directors, provided that if there is only one Director for the time being in office the quorum shall be one. An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate, provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

61.	BOARD TO CONTINUE IN THE EVENT OF VACANCY

The Board may act notwithstanding any vacancy in its number.

62.	CHAIRMAN TO PRESIDE

Unless otherwise agreed by a majority of the Directors attending, the Chairman, if there be one, shall act as chairman at all Board meetings at which such person is present. In his absence a chairman of the meeting shall be appointed or elected by the Directors present at the meeting.

63.	WRITTEN RESOLUTIONS

63.1.	Anything which may be done by resolution of the Directors may, without a meeting and without any previous notice being required, be done by written resolution in accordance with this Article.

Changyou.com Limited

63.2.	A written resolution may be signed by (or in the case of a Director that is a corporation, on behalf of) all the Directors in as many counterparts as may be necessary.

63.3.

A written resolution made in accordance with this Article is as valid as if it had been passed by the Directors in a directors’ meeting, and any reference in any Article to a meeting at which a resolution is passed or to Directors voting in favour of a resolution shall be construed accordingly.

63.4.	A resolution in writing made in accordance with this Article shall constitute minutes for the purposes of the Law.

63.5.

For the purposes of this Article, the date of the resolution is the date when the resolution is signed by (or in the case of a Director that is a corporation, on behalf of) the last Director to sign and any reference in any Article to the date of passing of a resolution is, in relation to a resolution made in accordance with this Article, a reference to such date.

64.	VALIDITY OF PRIOR ACTS OF THE BOARD

No regulation or alteration to these Articles made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

CORPORATE RECORDS

65.	MINUTES

The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of Officers;

(b)	of the names of the Directors present at each Board meeting and of any committee appointed by the Board; and

(c)	of all resolutions and proceedings of general meetings of the Members, Board meetings, meetings of managers and meetings of committees appointed by the Board.

66.	REGISTER OF MORTGAGES AND CHARGES

66.1.	The Board shall cause to be kept the Register of Mortgages and Charges required by the Law.

66.2.

The Register of Mortgages and Charges shall be open to inspection in accordance with the Law, at the registered office of the Company on every business day in the Cayman Islands, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each such business day be allowed for inspection.

67.	FORM AND USE OF SEAL

67.1.

The Company may adopt a seal, which shall bear the name of the Company in legible characters, and which may, at the discretion of the Board, be followed with or preceded by its dual foreign name or translated name (if any), in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Cayman and, if the Board thinks fit, a duplicate Seal may bear on its face the name of the country, territory, district or place where it is to be issued.

Changyou.com Limited

67.2.

The Seal (if any) shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf and, until otherwise determined by the Board, the Seal shall be affixed in the presence of a Director or the Secretary or an assistant secretary or some other person authorised for this purpose by the Board or the committee of the Board.

67.3.

Notwithstanding the foregoing, the Seal (if any) may without further authority be affixed by way of authentication to any document required to be filed with the Registrar of Companies in the Cayman Islands, and may be so affixed by any Director, Secretary or assistant secretary of the Company or any other person or institution having authority to file the document as aforesaid.

ACCOUNTS

68.	BOOKS OF ACCOUNT

68.1.	The Board shall cause to be kept proper books of account including, where applicable, material underlying documentation including contracts and invoices, and with respect to:-

(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

(b)	all sales and purchases of goods by the Company; and

(c)	all assets and liabilities of the Company.

68.2.

Such books of account shall be kept and proper books of account shall not be deemed to be kept with respect to the matters aforesaid if there are not kept, at such place as the Board thinks fit, such books as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

68.3.	Such books of account shall be retained for a minimum period of five years from the date on which they are prepared.

68.4.	No Member (not being a Director) shall have any right of inspecting any account or book or document of the Company.

69.	FINANCIAL YEAR END

The financial year end of the Company shall be 31st December in each year but, subject to any direction of the Company in general meeting, the Board may from time to time prescribe some other period to be the financial year, provided that the Board may not without the sanction of an ordinary resolution prescribe or allow any financial year longer than eighteen months.

Changyou.com Limited

AUDITS

70.	AUDIT

Nothing in these Articles shall be construed as making it obligatory to appoint Auditors.

71.	APPOINTMENT OF AUDITORS

71.1.	The Company may in general meeting appoint Auditors to hold office for such period as the Members may determine.

71.2.

Whenever there are no Auditors appointed as aforesaid the Board may appoint Auditors to hold office for such period as the Board may determine or earlier removal from office by the Company in general meeting.

71.3.	The Auditor may be a Member but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

72.	REMUNERATION OF AUDITORS

72.1.	The remuneration of an Auditor appointed by the Members shall be fixed by the Company in general meeting.

72.2.	The remuneration of an Auditor appointed by the Board in accordance with these Articles shall be fixed by the Board.

73.	DUTIES OF AUDITOR

The Auditor shall make a report to the Members on the accounts examined by him and on every set of financial statements laid before the Company in general meeting, or circulated to Members, pursuant to this Article during the Auditor’s tenure of office.

74.	ACCESS TO RECORDS

74.1.

The Auditor shall at all reasonable times have access to the Company’s books, accounts and vouchers and shall be entitled to require from the Company’s Directors and Officers such information and explanations as the Auditor thinks necessary for the performance of the Auditor’s duties and, if the Auditor fails to obtain all the information and explanations which, to the best of his knowledge and belief, are necessary for the purposes of their audit, he shall state that fact in his report to the Members.

74.2.

The Auditor shall be entitled to attend any general meeting at which any financial statements which have been examined or reported on by him are to be laid before the Company and to make any statement or explanation he may desire with respect to the financial statements.

Changyou.com Limited

VOLUNTARY WINDING-UP AND DISSOLUTION

75.	WINDING-UP

75.1.	The Company may be voluntarily wound-up by a Special Resolution.

75.2.

If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.

CHANGES TO CONSTITUTION

76.	CHANGES TO ARTICLES

Subject to the Law and to the conditions contained in its Memorandum of Association, the Company may, by Special Resolution, alter or add to its Articles, but if particulars of a Charge over any Member’s shares are recorded in the Company’s Register of Members, the Company may not amend its Articles in any way which adversely affects the enforceability of the Charge or inconsistent with the instrument creating the Charge.

77.	CHANGES TO THE MEMORANDUM OF ASSOCIATION

Subject to the Law and these Articles, the Company may from time to time by Special Resolution alter its Memorandum of Association with respect to any objects, powers or other matters specified therein, but if particulars of a Charge over any Member’s shares are recorded in the Company’s Register of Members, the Company may not amend its Memorandum of Association in any way which adversely affects the enforceability of the Charge or inconsistent with the instrument creating the Charge.

78.	DISCONTINUANCE

The Board may exercise all the powers of the Company to transfer by way of continuation the Company to a named country or jurisdiction outside the Cayman Islands pursuant to the Law.

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